SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of foreign private issuer pursuant to rule 13a-16 or 15d-16 of the securities exchange act of 1934

For the month of June 2017

Commission File Number 1-15224

Energy Company of Minas Gerais

(Translation of Registrant’s Name Into English)

Avenida Barbacena, 1200

30190-131 Belo Horizonte, Minas Gerais, Brazil

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                 Form   40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Index

Item	Description of Items

1.	Convocation of Extraordinary General Meeting of Stockholders Dated May 22, 2017 to Be Held on June 27, 2017

2.	Minutes of the Annual and Extraordinary Meeting of Stockholders Held on May 12, 2017

3.	Notice to Stockholders Dated May 12, 2017: AGM decisions: dividends and Interest on Equity

4.	Material Announcement Dated June 1, 2017: Cemig announces Disinvestment Program

5.	XXII Annual Meeting with Capital Markets—Disinvestment Program

6.	XXII Annual Meeting with Capital Markets—Reprofiling of Cemig’s debt

7.	Earnings Release Results for the 1st Quarter of 2017 Dated May 16, 2017

8.	Material Announcement Dated May 29, 2017: Sale of interest in TerraForm Global for US$92.8 mn

9.	Market Announcement Dated May 17, 2017: Reply to CVM Inquiry Letter 200/2017/CVM/SEP/GEA-1

10.	Market Announcement Dated May 15, 2017: Renova negotiating sale of interest in TerraForm Global

11.	Market Announcement Dated May 16, 2017: Filing of 2016 20-F Form with the SEC

12.	Summary of Principal Decisions of the 694th Meeting of the Board of Directors Held on May 22, 2017

13.	Presentation of 1st Quarter of 2017 Results

14.	XXII Annual Meeting with Capital Markets—Guidance

15.	XXII Annual Meeting with Capital Markets—Supply and demand balance Cemig GT and the Grid

16.	Summary of Decisions of the 695th Meeting of the Board of Directors Held on June 9, 2017

17.	Summary of Decisions of the 696th Meeting of the Board of Directors Held on June 9, 2017

FORWARD-LOOKING STATEMENTS

This report contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Actual results could differ materially from those predicted in such forward-looking statements. Factors which may cause actual results to differ materially from those discussed herein include those risk factors set forth in our most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. CEMIG undertakes no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof, and claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

Date: June 16, 2017	By:	/s/ Adézio de Almeida Lima
	Name:	Adézio de Almeida Lima
	Title:	Chief Finance and Investor Relations Officer

1. CONVOCATION OF EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS DATED MAY 22, 2017 TO BE HELD ON JUNE 27, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

JUNE 27, 2017

CONVOCATION

Stockholders are hereby called to an Extraordinary General Meeting of Stockholders to be held on June 27, 2017 at 11 a.m., at the company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil to decide on the following matters:

–	ratification of the limit for the Company’s consolidated indebtedness specified in Subclause ‘a’ of §7 of Clause 11 of the Company’s by-laws being exceeded in 2016, subject to an upper limit of 4.99 times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

–	ratification of the limit stated in Subclause ‘d’ of §7 of Clause 11 of the by-laws, for the consolidated total of funds allocated to capital investments in the year, being exceeded in 2016, subject to an upper limit of 1.87 times the Company’s Ebitda.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meeting of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of Paragraph 1 of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by June 23, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral) at Av. Barbacena 1200 – 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, May 22, 2017

José Afonso Bicalho Beltrão da Silva

Chair of the Board of Directors

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

EXTRAORDINARY GENERAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 27, 2017

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig

– Whereas:

a)	Under §7 of Clause 11 of the by-laws, in the administration of the Company and in the exercise of the right to vote in subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required faithfully to obey and comply with the following targets:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio (Net debt) / (Net debt + Stockholders’ equity) within an upper limit of 40%;

–	to limit the consolidated amount of funds allocated to capital investment and acquisition of any assets in each business year to the equivalent of 40% of Ebitda;

b)	under §9 of Clause 11 of the by-laws, targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification, and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness: limited to 2.5 times Ebitda;

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): limited to a maximum of 50%.

c)	above these limits, including the case of limitation of Consolidated funds allocated to capital investment and acquisition of any assets in any business year to 40% of Ebitda, these targets may be exceeded upon prior justification and specific approval by the stockholders in a General Meeting of Stockholders;

d)	the Board of Directors submitted a proposal to the Extraordinary General Meeting of Stockholders to ratify:

–	the limit for the Company’s consolidated indebtedness specified in Subclause ‘a’ of §7 of Clause 11 of the Company’s by-laws being exceeded in 2016, subject to an upper limit of 4.12 times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization);

–	the limit established in Subclause ‘b’ of §7 of Clause 11 of the by-laws for the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to be exceeded in 2016, subject to an upper limit of 52%; and

–	the limit stated in Subclause ‘d’ of §7 of Clause 11 of the by-laws for the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year to be exceeded, subject to an upper limit of 146% of Cemig’s Ebitda, as per CRCA (Board Spending Decision) 034/2016, of April 29, 2016;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

e)	on June 30, 2016, the Company held an Extraordinary General Meeting of Stockholders, which authorized that these limits should be exceeded, as follows:

f)	– however, the ratios that occurred in fact in 2016 are the following:

– do now propose to you as follows:

–	ratification of the limit stated in Subclause ‘a’ of §7 of Clause 11 of the Company’s by-laws, for the Company’s consolidated indebtedness, being exceeded in 2016, with an upper limit of 4.99 times the Company’s Ebitda (profit before interest, taxes, depreciation and amortization); and

–	ratification of the limit stated in Subclause ‘d’ of §7 of Clause 11 of the by-laws, for the consolidated total of funds allocated to capital investments in the year, being exceeded in 2016, with an upper limit of 1.87 times the Company’s Ebitda.

As can be seen, the objective of this proposal is to meet legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved by the Stockholders.

Belo Horizonte, May 22, 2017

José Afonso Bicalho Beltrão da Silva

Bernardo Afonso Salomão de Alvarenga

Antônio Dirceu Araújo Xavier

Arcângelo Eustáquio Torres Queiroz

Bruno Magalhães Menicucci

Helvécio Miranda Magalhães Junior

José Pais Rangel

Marcelo Gasparino da Silva

Marco Antônio de Rezende Teixeira

Marco Antônio Soares da Cunha Castello Branco

Nelson José Hubner Moreira

Patrícia Gracindo Marques de Assis Bentes

Saulo Alves Pereira Junior

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

2. MINUTES OF THE ANNUAL AND EXTRAORDINARY MEETING OF STOCKHOLDERS HELD ON MAY 12, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CNPJ 17.155.730/0001-64—NIRE 31300040127

MINUTES

OF THE

ANNUAL AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

HELD ON MAY 12, 2017

At 11 a.m. on the twelfth day of May of the year two thousand and seventeen, at the Company’s head office, Av. Barbacena 1200, Belo Horizonte, Minas Gerais, Brazil, stockholders representing more than two-thirds of the voting stock of Companhia Energética de Minas Gerais –Cemig met in Ordinary and Extraordinary General Meeting, on first convocation, as verified in the Stockholders’ Attendance Book, where all placed their signatures and made the required statements.

The stockholder The State of Minas Gerais was represented by Ms. Ana Paula Muggler Rodarte, State Procurator, in accordance with the legislation. The following were also present: Members of the Audit Board: Manuel Jeremias Leite Caldas and Rafael Amorim de Amorim; Deloitte Touche Tohmatsu Auditores Independentes: represented by Mr. Marcelo Salvador, CRC-1MG 089.422/O-0, and Mr. Leonardo Júnio Vilaça, CRC MG-078933/O; and the Chief Officer for Human Relations and Resources, Ms. Maura Galuppo Botelho Martins.

Initially, Ms. Anamaria Pugedo Frade Barros, General Manager of Cemig’s Corporate Executive Office, stated that there was a quorum for an Ordinary and an Extraordinary General Meeting of Stockholders. She further stated that under Clause 10 of the Company’s by-laws, the stockholders present should choose the Chair of this Meeting.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais put forward the name of the stockholder Alexandre de Queiroz Rodrigues to chair the Meeting. This proposal was put to debate, and to the vote, and approved unanimously, that is to say by 345,659,090 votes.

The Chair then declared the Meetings open and invited me, Anamaria Pugedo Frade Barros, a stockholder, to be Secretary of the meeting, asking me to read the convocation notice, published on April 12, 13 and 18 of this year, in the newspaper Minas Gerais, official publication of the Powers of the State, on pages 28, 25 and 134, respectively; and on April 12, 13 and 14 in the newspaper O Tempo, on pages 32, 30 and 30 respectively, the content of which is as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

ORDINARY AND EXTRAORDINARY

GENERAL MEETINGS OF STOCKHOLDERS

MAY 12, 2017

CONVOCATION

Stockholders are hereby called to Ordinary and Extraordinary General Meetings of Stockholders to be held on May 12, 2017 at 11 a.m. (herein referred to as ‘AGM’ and ‘EGM’) at the Company’s head office, Av. Barbacena 1200, 21st floor, Belo Horizonte, Minas Gerais, Brazil, to decide on the following matters:

1	Authorization, until approval of the budget for 2018, for the Company to exceed the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a maximum limit of 90% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization). (EGM – ON Shares)

2	Examination, debate and voting on the Report of Management and the Financial Statements for the year ended December 31, 2016, and the related complementary documents. (AGM – ON Shares)

3	Allocation of the Net profit for the business year 2016, in the amount of R$ 334,334,000, and of the balance of Retained earnings in the amount of R$ 37,258,000. (AGM – ON Shares)

4	Decision on the form and date of payment of the minimum obligatory dividends, in the amount of R$ 203,986,000. (AGM – ON Shares)

5	Election of the sitting and substitute members of the Audit Board, as a result of completion of the period of office. (AGM – ON and PN Shares)

6	Decision on the remuneration of the Managers and the members of the Audit Board. (AGM – ON Shares)

7	Orientation of the vote(s) of the representative(s) of the Company in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, on May 12, 2017, at 1 p.m. (EGM – ON Shares)

8	Orientation of the vote(s) of the representative(s) of the Company in the Ordinary General Meeting of Stockholders of Cemig Geração e Transmissão S.A., to be held, on May 12, 2017, at 2 p.m. (EGM – ON Shares)

Remote voting

Any stockholder who wishes to do so may exercise the right to vote using the remote voting system, under CVM Instruction 481/09, by sending the corresponding Remote Voting Statement (Boletim de Voto à Distância, or BVD), through the stockholder’s custodian institution or mandated bank, or directly to the Company.

Proxy votes

Any stockholder who wishes to be represented by proxy at the said General Meetings of Stockholders should obey the precepts of Article 126 of Law 6406 of 1976, and of the sole paragraph of Clause 9 of the Company’s by-laws, by exhibiting at the time, or depositing, preferably by May 10, 2017, proofs of ownership of the shares, issued by a depositary financial institution, and a power of attorney with specific powers, at Cemig’s Corporate Executive Office (Superintendência da Secretaria Geral), Av. Barbacena 1200, 19th Floor, B1 Wing, Belo Horizonte, Minas Gerais.

Belo Horizonte, April 11, 2017.

José Afonso Bicalho Beltrão da Silva –

Chair of the Board of Directors”

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

The representative of the stockholder The State of Minas Gerais explained that the office of the Advocate-General of the State, as formal representative of the controlling stockholder, will be present at these Meetings, in the terms of Official Letter OF.SEF.GAB.SEC nº 275/2017 and Opinion SCGOVDCSG nº 02/2017, prepared by the Central Directorate for Corporate Governance Support, and will immediately make copies of these documents available.

In compliance with CVM Instruction 481/2009, the Chair then asked the Secretary to read the spreadsheet of summary consolidated voting, recording the votes given by Remote Voting Forms, published to the Market on May 11 of this year, which will be at the disposal of stockholders for any consultation.

The Chair then, in accordance with Item 2 of the agenda, placed in debate the Report of Management and the Financial Statements for the year ended December 31, 2016, and the related complementary documents, noting that these had been widely published in the press, since they were, respectively,

(i)	placed at the disposal of all stockholders by notices inserted:

in Minas Gerais, the official publication of the Powers of the State,

in the editions of April 12, 13 and 18 of this year, on pages 28, 25 and 134, respectively,

and in the newspaper O Tempo, on April 12, 13 and 14, on pages 31, 30 and 30, respectively;

(ii)	published in these same media on May 5 of this year,

in Minas Gerais on pages 30 to 64, and

in O Tempo on pages 2 to 36 in the Financial Reports section.

The Chair put to the vote the Report of Management and the Financial Statements for the year ended December 31, 2016, and the respective complementary documents, and they were approved by majority, without any reservations: 345,294,925 votes in favor, no votes against, and 364,165 abstentions, including abstention due to legal impediment to voting.

The Chair then asked the Secretary to read the Proposal by the Board of Directors, which deals with items 1, 3, 4, 7 and 8 of the convocation, and also to read the Opinion of the Audit Board thereon. The contents of these documents are as follows:

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

“ PROPOSAL

BY THE BOARD OF DIRECTORS

TO THE

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS OF STOCKHOLDERS

TO BE HELD ON MAY 12, 2017, AT 11 A.M.

Dear Stockholders:

The Board of Directors of Companhia Energética de Minas Gerais – Cemig:

Whereas –

a)	in its management of the Company and in the exercise of the right to vote in wholly-owned and other subsidiaries, affiliated companies and consortia, the Board of Directors and the Executive Board are required at all times faithfully to comply with certain targets stated in Clause 11, Paragraph 7, of the Company’s by-laws – including the following:

–	to keep the Company’s consolidated indebtedness equal to or less than 2 (two) times the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

–	to keep the consolidated ratio of (Net debt) / (Net debt + Stockholders’ equity) to a maximum of 40% (forty per cent); and

–	to limit the consolidated amount of funds spent on capital investment and/or the acquisition of any assets, in each business year, to the equivalent of a maximum of 40% (forty per cent) of the Company’s Ebitda (Earnings before interest, taxes, depreciation and amortization);

b)	under Clause 11, Paragraph 9, of the by-laws the said targets for indicators may be exceeded for reasons related to temporarily prevailing conditions, upon prior justification and specific approval by the Board of Directors, up to the following limits:

–	Consolidated indebtedness less than or equal to 2.5 times Ebitda (profit before interest, taxes, depreciation and amortization); and

–	Consolidated (Net debt) / (Net debt + Stockholders’ equity): maximum of 50%;

c)	above these limits, including the case of limitation of (Consolidated funds allocated to capital investment and acquisition of any assets) to 40% of Ebitda the targets may be exceeded upon prior justification with grounds and specific approval by a General Meeting of Stockholders;

zd)	The annual budget for 2017, which was on the agenda of the meeting of the Board of Directors held in March 2017, will cause indicators higher than the levels that can be approved by the Board of Directors, as shown:

e)	Article 192 of Law 6404 of December 15, 1976 as amended, and Clauses 27 to 31 of the by-laws, make provisions for these and associated matters;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

f)	the Financial Statements for 2016 present net profit of R$ 334,334,000, and a balance of Retained earnings of R$ 37,258,000 arising from realization of the Stockholders’ Equity Valuation Reserve;

g)	it is the duty of the Board of Directors to make a proposal to the Ordinary (Annual) General Meeting for allocation of the Company’s net profit;

h)	the preferred shares have preference in the event of reimbursement of capital and participate in profits on the same conditions as the common shares: and under Clause 5 of the by-laws they carry the right to a minimum annual dividend equal to the greater of: (a) 10% of their par value and (b) 3% of the portion of equity that they represent;

i)	using the above criteria, the preferred shares are entitled to a minimum dividend of R$ 419,039,000.

j)	the dividends shall be distributed in the following order:

a)	the minimum annual dividend guaranteed to the preferred shares;

b)	the dividend for the common shares, up to a percentage equal to that guaranteed to the preferred shares – under Clause 29 of the by-laws;

k)	by Board Spending Decision (CRCA) 086/2016, of December 22, 2016, the Company declared payment of Interest on Equity in a total of R$ 380,000,000, using the balance of the Retained Earnings Reserve, payable to stockholders whose names were on the Nominal Share Registry on December 26, 2016.

l)	of this amount of Interest on Equity, R$ 253,004,000 will be paid to holders of preferred shares;

m)	Sub-item III of CVM Decision 683/2012 establishes that Interest on Equity paid or credited may be imputed against the minimum obligatory dividend only at its value net of withholding income tax;

n)	as decided in CRCA 086/2015, of December 17, 2015, Cemig paid to Cemig D an Advance Against Future Capital Increase (AFAC) of R$ 410,000,000.00 (four hundred and ten million Reais);

o)	under Article 166 of Law 6404/1976 the share capital may be increased by decision of an Extraordinary General Meeting of Stockholders that is called and held to decide on a change to the by-laws;

p)	Cemig D will hold an Extraordinary General Meeting of Stockholders to alter its share capital;

q)	it is a function of the Board of Directors to approve the declarations of vote in the General Meetings of Stockholders, and the orientations for voting in the meetings of the boards of directors, of the subsidiaries, affiliated companies and the consortia in which the Company participates, when participation in the capital of other companies or consortia is involved, and the decisions must, in any event and not only in matters relating to participation in the capital of other companies or consortia, obey the provisions of these Bylaws, the Long-term Strategic Plan and the Multi-year Strategic Implementation Plan, as specified in Subclause ‘p’ of Clause 7 of Cemig’s by-laws;

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

r)	it is also a function of the Board of Directors of Cemig to authorize the exercise of the right of preference and rights under stockholders’ agreements or voting agreements in wholly-owned or other subsidiaries, affiliated companies and the consortia in which the Company participates, except in the cases of the wholly-owned subsidiaries Cemig Distribuição S.A. and Cemig Geração e Transmissão S.A., for which the General Meeting of Stockholders has the competency for decision on these matters – under Subclause ‘o’ of Clause 17 of Cemig’s by-laws; and

s)	Cemig Distribuição S.A. will hold an Ordinary (Annual) and an Extraordinary General Meeting of Stockholders, concurrently, in 2017 and Cemig Geração e Transmissão S.A. will hold its Ordinary (Annual) General Meeting of Stockholders in 2017, and both are wholly-owned subsidiaries of Companhia Energética de Minas Gerais – Cemig;

– do now propose to you as follows:

I)	Authorization, until approval of the budget for 2018, for the Company to exceed the target for the quantity established in Subclause ‘d’ of Paragraph 7 of Clause 11 of the by-laws, namely the consolidated amount of funds allocated to capital investment and acquisition of any assets in the business year, keeping it to a maximum limit of 90% of the Company’s Ebitda (profit before interest, taxes, depreciation and amortization).

II)	Allocation of the Net profit for the business year 2016, in the amount of R$ 334,334,000, and the balance of Retained earnings, in the amount of R$ 37,258,000, as follows:

a)	R$ 203,986,000 as minimum obligatory dividend, to be paid to the Company’s stockholders, to be paid in two equal installments, by June 30 and December 30, 2017, depending on availability of cash and at the discretion of the Executive Board, to stockholders whose names are on the Company’s Nominal Share registry on the date on which the Ordinary (Annual) General Meeting is held;

b)	R$ 160,538,000 to be held in Stockholders’ equity in the Retained Earnings Reserve, to provide funding for the Company’s consolidated planned investments in 2017, in accordance with a capital budget;

c)	R$ 7,068,000 to be held in Stockholders’ equity in the Tax incentives reserve, relating to tax incentives obtained in 2016 as a result of investments made in the region of Sudene.

Appendix I summarizes the calculation of the dividends proposed by Management, in accordance with the by-laws; Appendix II presents the capital budget for the 2017 business year.

III)	That the representatives of the Company should vote in favor of the matters on the agenda in the Ordinary and Extraordinary General Meetings of Stockholders of Cemig Distribuição S.A., to be held, concurrently, in 2017.

IV)	That the representatives of the Company should vote in favor of the matters on the agenda in the Ordinary (Annual) General Meeting of Stockholders of Cemig Geração e Transmissão S.A. to be held in 2017.

As can be seen, the objective of this proposal is to meet the legitimate interests of the stockholders and of the Company, and as a result it is the hope of the Board of Directors that it will be approved.

Belo Horizonte, April 11, 2017

José Afonso Bicalho Beltrão da Silva Arcângelo Eustáquio Torres Queiroz Daniel Alves Ferreira Helvécio Miranda Magalhães Junior José Pais Rangel Marcelo Gasparino da Silva	Marco Antônio Soares da Cunha Castello Branco Patrícia Gracindo Marques de Assis Bentes Antônio Dirceu Araujo Xavier Bruno Magalhães Menicucci Carolina Alvim Guedes Alcoforado Luiz Guilherme Piva

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

APPENDIX 1

TO THE PROPOSAL BY THE BOARD OF DIRECTORS TO THE ORDINARY GENERAL MEETING OF STOCKHOLDERS TO BE HELD IN 2017

FOR ALLOCATION OF THE NET PROFIT FOR 2016

CALCULATION OF PROPOSED DIVIDENDS

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

The calculation of the minimum dividends proposed for distribution to shareholders arising from the profit for the year is as follows:

	Holding company 2015	Holding company 2016

Calculation of Minimum Dividends required by the by-laws for the preferred shares
Nominal value of the preferred shares	4,190,385	4,190,385
Percentage applied to the nominal value of the preferred shares	10.00%	10.00%

Amount of the dividends by the First payment criterion	419,039	419,039
Equity	12,983,698	12,930,281
Preferred shares as a percentage of Equity (net of shares held in Treasury)	66.58%	66.58%

Portion of Equity represented by the preferred shares	8,644,546	8,608,981

Percentage applied to the portion of Equity represented by the preferred shares	3.00%	3.00%

Amount of the dividends by the Second payment criterion	259,336	258,269

Minimum Dividends required by the Bylaws for the preferred shares	419,039	419,039

Calculation of the Minimum Dividend under the by-laws based on the net profit for the period:
Calculation of Obligatory Dividend:
Net profit for the year	2,468,500	334,334
Obligatory dividend – 50% of Net profit	1,234,250	167,167

Holding company 2016
Calculation of dividends to be distributed
Interest on Equity paid for the preferred shares	253,004
Additional dividends to guarantee the minimum payment for the preferred shares
– Dividends to meet the minimum amount specified in the by-laws	166,035
– Withholding income tax on Interest on Equity paid for the preferred shares (253,004 x 15%)	37,951

203,986
Interest on Equity paid for the preferred shares	253,004
Additional dividends to guarantee the minimum payment for the preferred shares	203,986

456,990
Unit value of dividends – R$
Minimum Dividends required by the by-laws for the preferred shares	0.50
Dividends proposed – preferred shares (net of withholding tax)	0.50

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

CAPITAL BUDGET

PROPOSAL OF MANAGEMENT

TO THE

ANNUAL GENERAL MEETING TO BE HELD IN 2017

APPENDIX 2

In accordance with Clause 196 of the Corporate Law and Article 25, § 1, Sub-item IV of CVM Instruction 480, we present for analysis and subsequent approval of submission to the Ordinary General Meeting of Stockholders to be held by April 28, 2016, the proposal for the consolidated Capital Budget for the 2017 business year, in thousands of Reais.

Investments planned for 2017
The Distribution Development Plan (PDD)	1,153,483
Electricity generation system	42,192
Electricity transmission system	38,369
Injection of capital into subsidiaries and affiliates	388,336
Infrastructure and Other	176,347

1,798,727

(Signed:) Leonardo George de Magalhães – Controller – CR. ”

– and –

“OPINION OF THE AUDIT BOARD

The undersigned members of the Audit Board of Companhia Energética de Minas Gerais – Cemig, in performance of their functions under the law and under the by-laws, have examined the Proposal made by the Board of Directors to the Ordinary and Extraordinary General Meetings of Stockholders to be held, concurrently, on May 12, 2017, at 11 a.m., in relation to:

Allocation of the Net profit for 2016, in the amount of R$ 334,334,000, and of the balance of Retained earnings in the amount of R$ 37,258,000, as follows:

a)	R$ 203,986,000 in the form of the minimum mandatory dividend, to be paid in two equal installments by June 30 and December 30, 2017, in accordance with availability of cash and at the discretion of the Executive Board, to holders of preferred shares whose names are on the Company’s Nominal Share Registry on the date on which the Annual General Meeting is held.

b)	R$ 160,538,000 to be held in Stockholders’ equity in the Retained earnings reserve, to provide funding for the Company’s consolidated planned investments in 2017, in accordance with a capital budget.

c)	R$ 7,068,000 to be held in Stockholders’ equity in the Tax incentives reserve, relating to tax incentives obtained in 2016 as a result of investments made in the region of Sudene.

After carefully analyzing the said proposals and further taking into account that the applicable rules governing the matters have been complied with, it is opinion of the members of the Audit Board that they should be approved by the said General Meetings of Stockholders.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Belo Horizonte, April 11, 2017

Signed:	Charles Carvalho Guedes, Edson Moura Soares, Ronaldo Dias, Manuel Jeremias Leite Caldas, Newton Brandão Ferraz Ramos, Rafael Amorim de Amorim. ”

The above proposal was put to debate, and subsequently to a vote, and was approved, with voting as follows:

Item	Votes in favor	Votes against	Abstentions
In relation to Item 1 of the Convocation:	343,339,254	559,773	1,760,063
in relation to Item 3 of the Convocation:	345,434,994	none	224,096
in relation to Item 4 of the Convocation:	345,434,994	none	224,096
in relation to item 7 of the convocation:	343,898,820	200	1,760,070
in relation to item 8 of the convocation:	343,887,575	200	1,771,315

Continuing with the agenda, the Chair stated that the period of office of the members of the Audit Board ended with this present meeting, and that a new election should thus be held for that Board, with a period of office of (one) year, that is to say, up to the Ordinary General Meeting of Stockholders to be held in 2018.

The Chair said that this election would be carried out with separate voting, in the case of candidates indicated by holders of preferred shares and by minority stockholders of common shares.

He placed the election of the sitting and substitute members of the Audit Board in debate. Asking for the floor, as holders of preferred shares, the stockholders José Pais Rangel and FIA Dinâmica Energia, proposed the following appointments to the Audit Board:

– as sitting member:

Manuel Jeremias Leite Caldas	– Brazilian, married, engineer, domiciled in Rio de Janeiro, RJ, at Av. Lúcio Costa 6700/1103, Barra da Tijuca, CEP 22795-900, bearer of Identity Card 284123 issued by the Air Ministry and CPF 535866207-30;

– and as his substitute member:

Ronaldo Dias	– Brazilian, married, accountant, domiciled in Rio de Janeiro, RJ, at Rua Maxwell 452/704, Vila Isabel, CEP 20541-100, bearer of Identity Card 2201087-0 issued by the Rio de Janeiro State Traffic Department (Detran), and CPF 221285307-68.

The Chair then put to debate the nominations of the stockholders José Pais Rangel and FIA Dinâmica Energia.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Mr. Daniel Mendes Barbosa, representative of the stockholders Hagop Guerekmezian, Kathleen Nieto Guerekmezian, Karoline Guerekmezian Velloso and Regina Nieto Motra Guerekmezian, registered and filed with the Meeting Committee an impugnment of the candidacy of Mr. Manuel Jeremias Leite Caldas to membership of the Audit Board of Cemig, Cemig D and Cemig GT, reading, in part:

“. in view of the statement in the Attachment to the Proposal of Management presented by the Company that the said person is a candidate for election by separate voting, while not being independent, a requirement of Law 6404/76. It is probable that the candidate is not independent due to the fact, also stated in the résumé that has been made available, that he is a Member of the Investigation Committee (GIGI) of Eletrobras, a company that is a competitor of Cemig. According to information from the website of Eletrobras Mr. Manuel Jeremias Leite Caldas was contracted as a provider of services in 2015, as a result of which he has a relationship of subordination to the management of that company, and cannot be considered as an independent candidate to stand in elections at Cemig in separate voting. Nor is it stated in his resume that he is a member of the Board of Directors of CESP, a company whose activity is electricity generation, which is also an impediment to his standing for any position in Cemig without express authorization of the stockholders of Cemig in General Meeting. It is the stockholder’s opinion that the conditions of impediment applying to this candidate violate the requirement of Decree 47105 of December 16, 2016 made by the Governor of Minas Gerais State, which set rules on governance of a public company, a mixed-ownership company and its subsidiaries, referred to by Paragraph 1 of Article 1 of Federal Law 13303 of June 30, 2016. In relation to Federal Law 13303/16 there is a direct conflict between the candidate and the provision in Sub-item V of Paragraph 2 of Article 17, which in the opinion of this stockholder, ought to have, indeed, caused the candidacy to be refused by the company itself – thus the Chair of the Meeting should immediately impugn the candidacy or submit it to consideration by the stockholders present. If this requirement for impugnment is not accepted, the stockholder requests that this present PROTEST should be registered in the body of the minutes and attached to them in the version that is published on the website of the CVM.”

Asking for the floor, the stockholder José Pais Rangel stated that Mr. Manuel Jeremias Leite Caldas is no longer a member of the Investigation Committee referred to, and highlighted that this information is public.

The Chair then placed submitted the above-mentioned nominations of the stockholders José Pais Rangel and FIA Dinâmica Energia to separate voting – in which only holders of the preferred shares participated, and they were approved by majority votes, as follows:

380,799,604 votes in favor,	14,006,726 votes against, and	2,705,420 abstentions.

Asking for the floor, the representative of the stockholder AGC Energia S.A., for the minority of common stockholders with the right to vote, proposed the following appointments to the Audit Board:

As sitting member:

Newton Brandão Ferraz Ramos	– Brazilian, married, accountant, domiciled in Belo Horizonte, Minas Gerais, at Av. do Contorno, 8123, Cidade Jardim, CEP 30110-937, bearer of Identity Card MG-4019574, issued by the Public Safety Department of Minas Gerais State and CPF 813975696-20;

– and as his substitute member:

Rodrigo de Mesquita Pereira	– Brazilian, married, lawyer, domiciled in São Paulo, São Paulo State at Rua Marquês de Paranaguá 348/10th floor, Consolação, CEP 01303-905, bearer of Identity Card 8364447-7 issued by the São Paulo State Public Safety Department, and CPF 091622518-64.

The above nominations were placed in debate, and then put to a vote – separately – and were approved by a majority of votes, as follows:

126,632,611 votes in favor,	16,025 votes against, and	224,910 abstentions.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Asking for the floor, the representative of the stockholder The State of Minas Gerais, as majority stockholder, put forward the following nominations for members of the Audit Board:

As sitting members:

Arthur Maia Amaral	– Brazilian, in stable union, pharmacist and biochemist, resident and domiciled in Luminárias, Minas Gerais State, at Rua Zilda Furtado Maia 109, Centro, CEP 37240-000, bearer of Identity Card No. M7021588, issued by the Public Safety Department of Minas Gerais, and CPF 031940316-51;

Edson Moura Soares	– Brazilian, divorced, philosopher and theologian, domiciled in Minduri, Minas Gerais, at Rua Homero Penha de Andrade 104, Centro, CEP 37447-000, bearer of Identity Card M7905264, issued by the Public Safety Department of Minas Gerais State, and CPF 992255496-87; and

Camila Nunes da Cunha Pereira Paulino	– Brazilian, married, public relations executive, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Eugênio Murilo Rubião 185/601, Anchieta, CEP 30310-540, bearer of Identity Card MG11491274, issued by the Public Safety Department of Minas Gerais State, and CPF 053194916-89;

- and as their respective substitute members:

Marco Antônio Badaró Bianchini	– Brazilian, married, military professional, resident and domiciled in Belo Horizonte, Minas Gerais, at Rua Antônio Aleixo 358/1301, Lourdes, CEP 30180-150, bearer of identity card M3487497, issued by the Public Safety Department of Minas Gerais State, and CPF 656599886-87;

Marcos Túlio de Melo	– Brazilian, in stable union, engineer, domiciled in Belo Horizonte, Minas Gerais at Rua Joaquim da Silva Barbosa 100, Penha, CEP 31920-230, bearer of Identity Card 140262310-0, issued by the Federal Engineering and Agronomy Council (Confea), and CPF 130866186-04; and

Flávia Cristina Mendonça Faria Da Pieve	– Brazilian, married, lawyer, resident and domiciled in Belo Horizonte, Minas Gerais at Rua Fábio Couri 155/502, Torre 2, Luxemburgo, CEP 30380-560, bearer of Identity Card M8033108, issued by the Public Safety Department of Minas Gerais State, and CPF 037964286-73.

The nominations of the representative of the stockholder The State of Minas Gerais were put to debate, and to the vote, and approved by majority, as follows:

218,477,450 votes in favor,	49,146 votes against, and	258,948 abstentions.

The Members of the Audit Board elected declared – in advance – that they are not subject to any prohibition on exercise of commercial activity, and assumed a solemn undertaking to become aware of, obey and comply with the principles, ethical values and rules established by the Code of Professional Conduct of Companhia Energética de Minas Gerais – Cemig, and the Code of Ethical Conduct of Government Workers and Senior Administration of the State of Minas Gerais.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

Continuing with the agenda, the Chair placed in debate the remuneration of the Company’s Managers and members of its Audit Board.

Asking for the floor, the representative of the Stockholder The State of Minas Gerais asked the Chair to put the following proposal before the stockholders for consideration:

1	To make an annual allocation for total remuneration of Management and members of the Audit Board, comprising the Board of Directors, the Executive Board and the Audit Board, including health insurance for the Executive Officers, contracted at the same level as the Health Plan in effect for employees, and variable remuneration,

– in the amount of up to	R$ 30,000,000.00	(thirty million Reais);

the monthly remuneration of the following to be as follows:

– Chief Executive Officer:	R$ 80,000.00	(eighty thousand Reais)

– each of the other Chief Officers:	R$ 65,000.00	(sixty five thousand Reais),

and the amounts currently earned by the Chief Officers for paid leave, bonuses and other benefits to be, in consequence, adjusted in the same proportion.

2	To establish that the monthly remuneration of each one of the sitting members of the Board of Directors – excluding the members that are also Chief Officers, and subject to the condition relating to the payment of the jeton mentioned in item 4 below – shall be equivalent to 30% of the remuneration of the Chief Executive Officer for the Chair of the Board of Directors, that is to say, shall be R$ 24,000.00 (twenty four thousand Reais), and for the other sitting members of the Board of Directors shall be 30% per cent of the average remuneration of a Chief Officer, that is to say, shall be R$ 19,909.09 (nineteen thousand, nine hundred nine Reais and nine centavos).

3	To establish that the monthly remuneration of each substitute member of the Board of Directors – excluding any sitting or substitute members that hold a post of Chief Officer, and subject to the condition relating to payment of the jeton referred to in Item 4 below – shall be equivalent to 80% (eighty per cent) of the monthly remuneration received by a sitting member of the Board of Directors (when not serving as Chair of the Board of Directors), that is to say shall be R$ 15,927.27 (fifteen thousand nine hundred twenty seven Reais and twenty seven centavos).

4	To establish that the sitting and substitute members of the Board of Directors shall receive eighty per cent of the monthly remuneration stipulated, the rest being divided into jetons paid to the sitting or substitute members present at meetings. If there is more than one meeting in the month, the jeton will be divided proportionately between the number of meetings held in the month; if there is no meeting in the month, the sitting member and the substitute member with receive the total amount of the monthly remuneration.

5	To establish that substitute members of the Board of Directors who take part in meetings of the Board of Directors as replacement for their sitting member – except those board members who hold positions of Chief Officer – should receive only the remuneration relating to Item 3 above, even though they are replacing Sitting Members in meetings.

6	To establish that the monthly remuneration of each sitting member of the Audit Board shall be equivalent to twenty per cent of the average amount earned by a Chief Officer, that is to say, shall be R$ 13,272.73 (thirteen thousand, two hundred sixty two Reais and seventy three centavos);

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

and that the monthly remuneration of each substitute member of the Audit Board shall be equivalent to 80% of the monthly remuneration of a sitting member, that is to say, it shall be

R$ 10,618.18 (ten thousand, six hundred eighteen Reais and eighteen centavos) – excluding, in both cases, benefits as specified by law.

7	– To establish that sitting and substitute Members of the Board of Directors and of the Audit Board who are resident in municipalities other than that of the Company’s head office shall be reimbursed such expenses on accommodation and travel (within Brazil) as are necessary for their attendance at the meetings of those Boards or for carrying out their functions or when invited by the CEO to a meeting at the Company, and shall also receive, as cost support for travel, R$ 800 for each trip for attendance.

8	To establish that the fees of the members of the Executive Board, the Board of Directors and the Audit Board shall be paid on the same date as the Company adopts for its employees.

9	To establish that the variable remuneration of the Chief Officers and the targets and performance indicators for their calculation shall be stipulated by the Human Resources Committee of the Company’s Board of Directors.

The above proposal by the representative of the stockholder The State of Minas Gerais in relation to the Managers and members of the Audit Board was put to debate, and to the vote, and approved by a majority, as follows:

345,340,646 votes in favor,	94,308 votes against, and	224,096 abstentions.

The Chair then informed the meeting that Cemig’s publications specified by Law 6404 of December 15, 1976, as amended, would now be made in the newspaper Minas Gerais, the official publication of the powers of the State, and in the newspaper O Tempo, save that in the latter case – since the present contract will expire on April 21, 2018 – this shall be only until a decision is made, by tender, on choice of a large-circulation newspaper published in the location where the Company’s head office is situated; the foregoing being without prejudice to possible publication in other newspapers; and that Cemig will publish a Notice to Stockholders specifying the new newspaper for publications specified in that law.

The meeting being opened to the floor, since no-one else wished to speak, the Chair ordered the session suspended for the time necessary for the writing of these minutes.

The session being reopened, the Chair, after putting the said minutes to debate and to the vote and verifying that they had been approved unanimously, that is to say, by 345,659,090 votes, and signed, closed the meeting.

For the record, I, Anamaria Pugedo Frade Barros, Secretary, wrote these minutes and sign them together with all those present.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3. NOTICE TO STOCKHOLDERS DATED MAY 12, 2017: AGM DECISIONS: DIVIDENDS AND INTEREST ON EQUITY

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

NOTICE TO STOCKHOLDERS

AGM: R$ 204mn dividend for preferred shares

Cemig advises its stockholders that the Ordinary (Annual) and Extraordinary General Meetings of Stockholders held, concurrently, on May 12, 2017, decided the following corporate action:

1.	DIVIDENDS:

a)	From the net profit for 2016, of R$ 334,334,000, plus the balance of Retained Earnings, R$ 37,258,000, the following allocation to be made:

•	R$ 203,986,000, equivalent to R$ 0.243559559 per share, to be paid as minimum mandatory dividend, in two equal installments by June 30 and December 30, 2017, to holders of the preferred shares (CMIG4) whose names are on the Company’s Nominal Share registry on the date on which the Annual General Meeting is held, that is to say on May 12, 2017, in accordance with availability of cash and at the discretion of the Executive Board.

•	The shares will trade ‘ex–’ these rights on May 15, 2017.

Stockholders whose shares are not held in custody by CBLC and whose registration details are not up to date should visit any branch of Banco Itaú Unibanco S.A. (the Institution which administers Cemig’s Nominal Share Registry System), carrying their personal identification documents, for the necessary updating.

Belo Horizonte, May 12, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

4. MATERIAL ANNOUNCEMENT DATED JUNE 1, 2017: CEMIG ANNOUNCES DISINVESTMENT PROGRAM

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Cemig announces Disinvestment Program

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), as per CVM Instruction 358 of January 3, 2002, as amended, hereby report to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market as follows:

Cemig has today announced its disinvestment program, during its 22nd Annual Meeting with the Capital Markets, a public event which is widely reported, including by video webcast. Implementation of this Disinvestment Program aims to re-establish Cemig’s financial equilibrium, through an accelerated reduction of net debt. The company’s criteria for choice of priorities in the Disinvestment Program are:

a)	assets with the highest liquidity;
b)	assets that are not expected to provide returns in the short term; and
c)	assets that are not strategic and/or in which the Company has less significant equity interests.

This table gives a summary of the Program:

(1)	Value reported in the Company’s accounting. The exceptions are: Taesa, Transmineira, Renova and Light Energia.

Does not represent a guarantee or expectation of the real sale value of the assets.

(2)	Market value (BM&F Bovespa) on March 31, 2017: R$ 22.44/unit.

Cemig will keep stockholders and the market timely and appropriately informed on the progress of this program.

Belo Horizonte, June 1, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5. XXII ANNUAL MEETING WITH CAPITAL MARKETS—DISINVESTMENT PROGRAM

XXII
Annual Meeting with Capital Markets
Disinvestment ProgramCésar Vaz de Melo FernandesChief Officer for Business Development
CEMIG

XXII
Annual Meeting with Capital Markets
After successfully executing its growth strategy, Cemig has now a valuable asset base, which needs to be disinvested to adjust its trajectory and reestablish its financial equilibrium.Implementation of the Disinvestment Program will bring Cemig’s net debt back to the level of 2.5x Ebitda, over a shorter-term horizon than foreseen in the ‘inertial’ scenario.Given that the sale processes are subject to legislative, corporate and regulatory constraints, a portfolio has been selected that meets the needs of deleveraging based on expectation of a success rate of at least 50% by the first half of 2018.
Disinvestment program
The strategy was designed to deleverage Cemig:
After successfully executing its growth strategy, Cemig has now a valuable asset base, which needs to be disinvested to adjust its trajectory and reestablish its financial equilibrium.
Implementation of the Disinvestment Program will bring Cemig’s net debt back to the level of 2.5x Ebitda, over a shorter-term horizon than foreseen in the ‘inertial’ scenario.
Given that the sale processes are subject to legislative, corporate and regulatory constraints, a portfolio has been selected that meets the needs of deleveraging based on expectation of a success rate of at least 50% by the first half of 2018.
CEMIG

XXII
Annual Meeting with Capital Markets
Disinvestment program
Criteria for choice of priorities:
Assets with highest liquidity
1 Liquidity Non-strategic assets or in which we have less significant equity interests
3 Strategic Assets that are not expected to provide returns in the short term
2 Longer-term returns
CEMIG

XXII
Annual Meeting with Capital Markets
Disinvestment program
As a result of this strategy, the following assets were sold between 2016 and 2017, for total proceeds of R$ 2.046 billion
Transchile S.A.
Sale of Cemig’s 49% interest in the Charrua-Nueva Temuco transmission line - cash inflow of R$ 180 mn
Taesa
Follow-on in shares of Taesa – proceeds of R$ 800 mn
Nova Energia Holding S.A. (Renova)
Sale of Alto Sertão II wind power complex for R$ 600 mn
Terraform Global (Renova)
Sale of Renova’s shares in TerraForm Global for R$ 352 mn
Ativas Data Center S.A.
Entry of new partner following a cash subscription of R$ 114 mn, reducing our interest from 49% to 19.6%
CEMIG

XXII
Annual Meeting with Capital Markets
Companhia Energetica de Minas Gerais
Light/LEPSA 43,38%
Cemig D 100%
Cemig GT 100%
TAESA 31
GAsmig 99,57%
Transmineira 24,5%
Centroeste 51%
Trading Co.’s 100%
CEMIG Telecom 99,99%
Generation Subsidiaries 100%
Efficientia 100%
Axxiom 49%
Alianca Geracao 45%
Santo Antonio 18,13%
Amazonia 74,50%
Alianca Norte 49%
Baguari Energia 69,39%
Lot D’SPCs 100%
Retiro Baixo 49,90%
Lightger 49%
Cachoeirao 49%
Pipoca 49%
Renova Energia 34,2%
Wind farms of Ceará 49%
Guanhaes 49%
Itaocara 49%
CEMIG

XXII
Annual Meeting with Capital Markets
Disinvestment program
Company Criterion % stake Book value R$ mn Status
taesa 19% 1,432(2)Negotiation of equity interests
Trasmineira 25% 77 Final phase of signature of contracts
Santo Antonio 18% 1,278 Binding proposal
Renova Energia - 315 Non-binding proposal
(primary capitalization)
Light 43% 530 Negotiation of equity interests
Cachoeirão, Pipoca, Paracambi 49% 127 Negotiation of equity interests
Gasmig 49% ON 100% PN 1,202 Preparing tender
CEMIG TELECOM 100% 193 Preparing tender
NorteEnergia 12% 1,392 Hiring advisors
Gas exploration concessions 24.5% 16 Preparing tender
Total 6,562
Value reported in the Company’s accounting. Does not represent a guarantee or expectation of the real sale value of the assets. Exceptions: Taesa, Transmineira, Renova and Light Energia
Market value (BM&F Bovespa) as of March 31, 2017: R$ 22.44/unit.
CEMIG

XXII
Annual Meeting with Capital Markets
Other measures to improve cash position
Company Criterion Status
GUANHAES ENERGIA Non-binding proposal
UNE ITAOCARA De-contracting with distributors
VOLTA DO RIO PARAJURU MORGADO Compliance with arbitration judgment
RBE CENTROESTE Negotiations of crossover stockholdings with Furnas
UMBURANASNon-binding proposal
BRASIL PCH Non-binding proposal
ESPRA Non-binding proposal
CEMIG

XXII
Annual Meeting with Capital Markets
CEMIG
Investor relations Tel: +55 (31) 3506-5024Fax: +55 (31) 3506-5025ri@cemig.com.brhttp://ri.cemig.com.br
CMIG3 NIVEL 1 CMIG4 NIVEL 1 LATIBEX XCMIG CORPORATE SUSTAINABILITY INDEX ISE 2017 DOW JONES SUSTAINABILITY INDICES CDP

6. XXII ANNUAL MEETING WITH CAPITAL MARKETS—REPROFILING OF CEMIG’S DEBT

XXII
Annual Meeting with Capital Markets
Reprofiling of Cemig’s debtA dézio de Almeida LimaChief Finance and Investor Relations Officer
CEMIG

XXII
Annual Meeting with Capital Markets
Factors affecting debt increase
1 The most recent growth allowed to build a portfolio of holdings in important energy companies
Cemig invested in various projects to expand its asset portfolio – e.g.: Belo Monte and Santo Antônio hydroelectric plants, Renova and Light
2 Negative impact in recent years due to adverse conditions – political, regulatory and economic
Interaction with regulators on concession renewal of important generation assets
Reduction in energy sales and consumption
Demand for capital injection into assets undergoing complex situations
CEMIG

XXII
Annual Meeting with Capital Markets
3 Factors affecting debt increase
High distribution of dividends:
FREE CASH FLOW
{R$ mn,nominal}
965 727 4,364 216 1,121
2011 2012 2013 2014 2015
DIVIDENDS PAID
{R$ mn,nominal}
2,041 1,731 4,397 3,918 770
2011 2012 2013 2014 2015
CEMIG

XXII
Annual Meeting with Capital Markets
Company expansion
Extremely adverse regulatory and economic context at a time when the company was expanding capacity while generation and demand were declining, negatively impacting margins and cash flow generation.
Installed generation capacity (MW)
7158 7717 7800 8201
2013 2014 2015 2016
Volume sold(1) (GWh)
59,584 61,521 63,470 56,904 55,592
2012 2013 2014 2015 2016
2015 results were impacted by industry slowdown and lower wholesale volume sold to agents in Free and Regulated Markets
Net revenue (R$ mn)
14,137 14,627 19,540 21,868 18,773
2012 2013 2014 2015 2016
Aside from lower volume sold, revenue were affected by the transfer of São Simão plant to a quota regime
Ebitda (R$ mn), Ebitda margin (%) – IFRS
30% 35% 33% 25% 14%
4,237 5,186 6,381 5,538 2,638
2012 2013 2014 2015 2016
Margins were reduced because of higher volume of power purchased for resale, termination of some concessions plants and higher delinquency
(1) Excludes sales through CCEE (wholesale exchange).
CEMIG

XXII
Annual Meeting with Capital Markets
Liquidity and debt
Substantial increase in leverage in recent years, due to:
investments high distribution of dividends regulatory changes...
Net debt (R$ mn) – IFRS
Ebitda reduced by more than 50%
1.8X 1.2X 1.8X 2.1X 5.0X
Acquisition of interest in Renova, and the capital increases in Santa Antônio and Madeira Energia
7,740 6,232 11,610 11,732 13,139
2012 2013 2014 2015 2016
Total consolidated debt: R$ 15.2 bn
Net debt, R$ mm – IFRS
Net debt / Ebitda – IFRS
Source: Cemig financial statements.
CEMIG

XXII
Annual Meeting with Capital Markets
Liquidity and debt
... with significant obligations in coming years:
Debt amortization timetable (1) (R$ mn)
Excludes the put option in Light – which represents a cash outflow of R$ 1.6 bn.
2,009 4,837 3,880 1,828 1,794 1,794 1,586 561 224 470
Cash
2016 2017 2018 2019 2020 2021 2022 2023 +2024
Even with the measures taken in 2016, debt continues to be a challenge in context of the obligations over coming years
Source: Cemig financial statements.
(1) Amortization timetable is for loans and financings only. (2) Cash and short-term investments, at December 2016.
CEMIG

XXII
Annual Meeting with Capital Markets
Current macroeconomic scenario
Basic interest rate
Selic at year-end 2017 expected to be 8.5% p.a. (*)
GDP
Each 1% reduction in Selic rate reduces debt expense by R$ 125 mn
Default
Market
(*) Brazilian Central Bank Focus report, May 12, 2017.
CEMIG

XXII
Annual Meeting with Capital Markets
Key initiatives
Execution of divestment strateg
yVoluntary retirement program 1,550 employees : +/- 20% of headcount
Cost and expense reduction initiatives and operational efficiency improvements
Eurobond issuance
Partial payment of put option in Light with linked account funds
CEMIG

XXII
Annual Meeting with Capital Markets
Debt evolution in 2016
Balance on December 31, 2015
(+) Loans and financings obtained
(+) Monetary and Exchange rate variation
(-) Borrowing costs paid
(-) Amortization of financings
(-) Securities of subsidiary companies
Balance on December 31, 2016
Cemig H
15.167
5.737
2.301
2.369
5.592
65
15.179
Cemig GT
7.739
3.382
1.247
1.116
2.591
27
8.634
Cemig D
7.020
2.250
1.010
1.209
2.873
0
6.198
Reais millions
Increase in Cemig GT reflects financing of R$ 2.2 bn concession grant fee for the 18 plants of Lot D auctioned by Aneel.
Cemig D’s debt declined.
Cemig’s total consolidated debt remained stable.
CEMIG

XXII
Annual Meeting with Capital Markets
Basis for negotiation
Preserve the Company’s liquidity
Reduce refinancing needs in the following years
Grace periods and improvement of amortization profile
Commercial negotiation to avoid creditors’ losses
Maintain principal and interest paymentsMaintain existing guarantees with banks
Negotiations limited to main commercial banks – shift of Cemig’s financial flows focused on bilateral and bank-syndicated debt
CEMIG

XXII
Annual Meeting with Capital Markets
Changing debt profile
Current Debt profile (R$ MM) (Balance as of December 31, 2016
7,000
6,000
5,000
4,000
3,000
2,000
1,000
2017 2018 2019 2020 2021 2022 2023 2024 2025 em diante
Debt profile proposal: Euobond (7-yr bullet) and banks (3-yr grace period and 5-yr amortization)
Debt profile after reficianing (R$ MM)
7,000
6,000
5,000
4,000
3,000
2,000
1,000
2017 2018 2019 2020 2021 2022 2023 2024 2025 em diante
Existing debt
Refinancing with banks
Refinancing with Eurobonds
New Debt profile
CEMIG

XXII
Annual Meeting with Capital Markets
Cash Flow – 1Q17
From operations R$528
995 343 209 303 327
Initial cash 2016
Profit
Provisions
CVA+othercomponents
Other
Financing–R$ 517
517
Loans,and debentures Dividends
Investment–R$ 164
192 162 194
Cash Investments
Investments
Other
842 868 1,710
Final cash Securities Total cash+cash equivalents
CEMIG

XXII
Annual Meeting with Capital Markets
Investor relations Tel: +55 (31) 3506-5024Fax: +55 (31) 3506-5025ri@cemig.com.brhttp://ri.cemig.com.br
CMIG3 NIVEL 1 CMIG4 NIVEL 1 LATIBEX XCMIG CORPORATE SUSTAINABILITY INDEX ISE 2017 DOW JONES SUSTAINABILITY INDICES CDPCEMIG
CEMIG

7. EARNINGS RELEASE RESULTS FOR THE 1ST QUARTER OF 2017 DATED MAY 16, 2017

PUBLICATION OF RESULTS

CEMIG REPORTS

EBITDA OF R$ 1.100 BILLION

IN 1Q 2017

Main factors in the quarter:

◾       Spot price higher than in 1Q16

◾       Larger volume sold on CCEE

◾       GSF was 1.10 in 1Q17 – vs. 0.88 in 1Q16

◾       Lower PMSO (Personnel/materials/services/other) expenses

◾       Better equity method gains than in 1Q16

Indicators (GWh)	1Q17	1Q16	Change %
Electricity sold (excluding CCEE)	13,264	13,283	(0.15)

Indicators – R$ ’000	1Q17	1Q16	Change %
Sales on CCEE	226,648	2,630	8,517.79
Net debt	13,017,643	13,249,246	(1.75)
Gross revenue	7,356,740	7,356,140	0.01
Net revenue	4,812,930	4,453,506	8.07
Ebitda (IFRS)	1,100,234	645,177	70.53
Net profit in the quarter	342,734	5,207	6,482.18
Earnings per share – R$	0,272	0,004	6,700.00
Ebitda margin—%	22,86	14,49	8.37 p.p

Conference call

Publication of 1Q17 results

Video webcast and conference call

May 16, 2017 (Tuesday), at 11 a.m. – Brasília time

This transmission on Cemig’s results will have simultaneous translation into English and can be seen in real time by Video Webcast, at http://ri.cemig.com.br or heard by conference call on:

+ 55 (11) 2188-0155 (1st option) or

+ 55 (11) 2188-0188 (2nd option)

Password: CEMIG

Playback of Video Webcast: Site: http://ri.cemig.com.br Click on the banner and download. Available for 90 days	Conference call – Playback: Tel.: +55 (11) 2188-0400 Password: CEMIG Português (Available from May 16 to 30, 2017)

Cemig Investor Relations

http://ri.cemig.com.br/

ri@cemig.com.br

Tel.: +55 (31) 3506-5024

Fax: +55 (31) 3506-5025

Cemig’s Executive Investor Relations Team

◾	Chief Finance and Investor Relations Officer

Adézio de Almeida Lima

◾	General Manager, Investor Relations

Antônio Carlos Vélez Braga

◾	Manager, Investor Market

Robson Laranjo

Disclaimer

Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.

These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.

Important factors that could lead to significant differences between actual results and the projections about future events or results include Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Due to these and other factors, Cemig’s results may differ significantly from those indicated in or implied by such statements.

The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from use of the content of this material.

To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.

Cemig’s shares: 2016-2017

Security	Ticker	Currency	March 2017	Close of 2016	Change in the period %
Cemig PN	CMIG4	R$	10.32	7.71	33.85%
Cemig ON	CMIG3	R$	11.90	7.88	51.02%
ADR PN	CIG	US$	3.29	2.28	44.30%
ADR ON	CIG.C	US$	3.72	2.53	47.04%
Ibovespa	Ibovespa	—	64.984	60.227	7.90%
IEEX	IEEX	—	39.971	36.108	10.70%

Source: Economática.

Trading volume in Cemig’s preferred shares (CMIG4) totaled R$ 4.64 billion in 1Q17, a daily average of R$ 74.78 million – this level is 57% higher than in 1Q16. Considering total trading in its common (ON) and preferred (PN) shares, Cemig was the Brazilian electricity company with the highest trading liquidity, and one of the most traded on the Brazilian stock market.

On the New York Stock Exchange the volume traded in ADRs for Cemig’s preferred shares (CIG) in 1Q17 was US$ 1.05 billion: we see this as reflecting recognition by the investor market and maintaining Cemig’s position as a global investment option.

The São Paulo stock exchange (Bovespa) index (‘the Ibovespa’) rose 7.90% in the quarter, closing the quarter at 64,984 points. Cemig’s shares significantly outperformed the principal Brazilian stock index and also the electricity sector index:

•	the common (ON) shares rose 51.02% in the quarter, and

•	the preferred (PN) shares rose 33.85%.

The ADRs for Cemig’s preferred shares, traded in New York, rose 44.30% in 1Q17.

Cemig’s long-term ratings

These tables show credit risk ratings and outlook for Cemig’s companies as provided by the principal rating agencies:

Brazilian ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	BBB(bra)	Negative	BBB(bra)	Negative	BBB(bra)	Negative
S&P	BrBB+	Stable	BrBB+	Stable	BrBB+	Stable
Moody’s	Baa1.br	Negative	Baa1.br	Negative	Baa1.br	Negative

Global ratings:

Agency	Cemig		Cemig D		Cemig GT
	Rating	Outlook	Rating	Outlook	Rating	Outlook
Fitch	B+	Negative	B+	Negative	B+	Negative
S&P	B	Stable	B	Stable	B	Stable
Moody’s	B1	Negative	B1	Negative	B1	Negative

Adoption of IFRS

The results presented below are prepared in accordance with the new Brazilian accounting rules, which embody a process of harmonization between Brazilian accounting rules and IFRS (International Financial Reporting Standards).

STATEMENTS OF INCOME

Consolidated – R$ ’000	1Q17	1Q16	Change %
REVENUE	4,812,930	4,453,506	8.07
OPERATING COSTS
Personnel	(381,208)	(413,407)	(7.79)
Employees’ and managers’ profit shares	(18,884)	—	—
Post-retirement obligations	(94,638)	(75,186)	25.87
Materials	(11,240)	(10,980)	2.37
Raw materials and inputs for production of electricity	(39)	(18)	116.67
Outsourced services	(208,624)	(208,004)	0.30
Electricity purchased for resale	(2,093,088)	(1,931,361)	8.37
Depreciation and amortization	(201,365)	(199,033)	1.17
Operating provisions	(208,532)	(251,770)	(17.17)
Charges for use of the national grid	(206,497)	(258,706)	(20.18)
Gas bought for resale	(222,512)	(237,863)	(6.45)
Infrastructure construction costs	(200,559)	(235,021)	(14.66)
Other operating expenses, net	(96,516)	(128,086)	(24.65)

TOTAL COST	(3,943,702)	(3,949,435)	(0.15)
Equity method gains in non-consolidated investees	29,641	(57,927)	—
Operational profit before Financial income (expenses) and taxes	898,869	446,144	101.48
Financial revenues	179,891	224,734	(19.95)
Financial expenses	(572,637)	(639,138)	(10.40)

Pre-tax profit	506,123	31,740	1.494.59
Current and deferred income tax and Social Contribution tax	(163,389)	(26,533)	515.80

NET PROFIT FOR THE PERIOD	342,734	5,207	6,482.18

Interest of the controlling shareholders	342,596	5,119
Interest of non-controlling stockholder	138	88

NET PROFIT FOR THE PERIOD	342,734	5,207

Cemig’s consolidated electricity market

The Cemig Group sells electricity through its distribution company, Cemig Distribuição (‘Cemig D’), its generation and transmission company Cemig Geração e Transmissão (‘Cemig GT’), and other wholly-owned subsidiaries: Horizontes Energia, Termelétrica Ipatinga (up to January 2016), Sá Carvalho, Termelétrica de Barreiro, Cemig PCH, Rosal Energia and Cemig Capim Branco Energia (up to March 2015), Cemig Geração Camargos, Cemig Geração Itutinga, Cemig Geração Salto Grande, Cemig Geração Três Marias, Cemig Geração Leste, Cemig Geração Oeste, and Cemig Geração Sul.

This market comprises sales of electricity to:

(I)	Captive consumers in Cemig’s concession area in the State of Minas Gerais;

(II)	Free Consumers in both the State of Minas Gerais and other States of Brazil, in the Free Market (Ambiente de Contratação Livre, or ACL);

(III)	other agents of the electricity sector – traders, generators and independent power producers, also in the ACL; and

(IV)	Distributors, in the Regulated Market (Ambiente de Contratação Regulada, or ACR).

In 1Q17 the Cemig group sold a total volume of 13,264,284 MWh, which was 0.2% less than in 2016.

Sales of electricity to final consumers plus Cemig’s own consumption totaled 10,370,168 MWh, or 2.1% less than in 1Q16.

Sales to distributors, traders, other generating companies and independent power producers in 1Q17 totaled 2,894,115 MWh – or 7.3% more than in 1Q16.

In March 2017 the Cemig group invoiced 8,286,564 clients – a growth of 2.0% in the consumer base in the year since March 2016. Of these, 8,286,197 are final consumers; and 367 are other agents in the Brazilian electricity sector.

This chart shows the breakdown of the Cemig Group’s sales to final consumers in the quarter, by consumer category:

Total consumption of electricity (GWh)

Consolidated	MWh		Change, %	Average price 1Q17 R$	Average price 1Q16 R$
	1Q17	1Q1.6
Residential	2,537,050	2,490,519	1.87	784.93	812.54
Industrial	4,253,259	4,837,976	(12.09)	277.85	278.43
Commercial, Services and Others	1,912,090	1,687,814	13.29	596.28	689.19
Rural	798,476	723,827	10.31	461.27	445.62
Public authorities	210,613	215,405	(2.22)	622.65	624.15
Public lighting	334,480	329,062	1.65	388.22	418.96
Public services	314,937	292,885	7.53	458.05	467.58

Subtotal	10,360,905	10,577,488	(2.05)	490.97	497.82

Own consumption	9,262	9,452	(2.01)	0.00	0.00
Wholesale supply to agents in Free and Regulated Markets ( * )	2,894,117	2,696,632	7.32	158.18	204.61

Total	13,264,284	13,283,572	(0.15)	435.12	445.27

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

The electricity market of Cemig D

Electricity billed to captive clients by Cemig D, and electricity transported for Free Clients and distributors with access to Cemig D’s networks, totaled 10,532,119 GWh in 2016, or 0.7% more than in 1Q16.

There are two components of this reduction: consumption by the captive market 2.3% lower YoY, and use of the network by Free Clients 5.5% higher YoY.

In March 2017 Cemig D invoiced 8,284,442 clients – a growth of 2.0% in the consumer base in the year since March 2016.

Cemig D	Number of clients		Change, %
	1Q17	1Q16
Residential	6,720,602	6,566,165	2.4
Industrial	74,321	74,922	(0.8)
Commercial, Services and Others	715,325	713,951	0.2
Rural	695,943	684,988	1.6
Public authorities	60,533	62,994	(3.9)
Public lighting	5,461	4,438	23.1
Public services	12,257	11,414	7.4

Total	8,284,442	8,118,872	2.0

Comments on the various consumer categories:

Residential

Consumption by residential users in 1Q17, at 2,537,050 MWh, totaled 24.1% of all electricity distributed by Cemig D, and was 1.9% higher than in 1Q16.

The lower level of residential consumption is due to:

◾	Reduction in families’ disposable income over the year 2016 and in the first quarter of 2017.

◾	Deterioration in family confidence.

◾	Fewer calendar billing days in 1Q17 (89.9 days) than in 1Q16 (90.2 days).

◾	Less uncomfortable temperatures in 1Q17 than 1Q16, resulting in less use by consumers of air conditioners and ventilators in their homes.

Average monthly consumption per consumer was 125.9 kWh in 1Q17, or 0.4% less than in 1Q16 (126.4 kWh).

Industrial

Electricity used by captive clients was 6.1% of the volume of electricity distributed by Cemig D, and totaled 644,033 MWh in 1Q17 –or 22.5% less than in 1Q16.

This lower consumption mainly reflects migration of captive consumers to the Free Market – which was also responsible for part of the increase in the total volume of power distributed.

Electricity transported for captive clients was 37.7% of the volume of electricity distributed by Cemig, totaling 3,969,239 MWh in 1Q17, or 3.1% more than in 1Q16.

Both these segments of the market are affected by the trends in economic activity, both in the state of Minas and in Brazil as a whole:

◾	two mining facilities migrated to the national grid;

◾	activity in Metallurgy and Ferro-alloys resumed – with 29.7% growth YoY in 1Q17, due to the more attractive price of electric power, and due to the sector’s increasing competitiveness with the dollar exchange rate favoring export sales; and

◾	there were indications of resumption of levels of activity in most other sectors, reflecting:

–	increased output by industry in general in Minas Gerais, taking up spare industrial capacity; and

–	increased entrepreneur confidence.

Total energy consumption was higher, YoY, in some sectors, and lower in others, in the quarter. It was higher in: Steel (+16.5%), Non-ferrous metals (+3.8%), Vehicles (+4.7%), and Textiles (8.3%); – and lower in Non-metallic mining (–4.0%), Mining (–35.3%), Food products (–0.6%), and Chemicals (–12.7%).

The electricity market of Cemig GT

Cemig GT billed a total of 6,690,691 MWh in 1Q17, 0.2% less than in 1Q16.

The total number of clients billed by Cemig GT in March – a total of 1,081 – was 64.2% higher than in March 2016. Of these, 1,023 were industrial and commercial clients; 46 were distribution companies; and 12 were companies in the category of traders, generators and independent power producers.

Free Clients consumed 3,779,418 MWh in 1Q17, or 56.5% of the total electricity provided by Cemig GT, and 4.9% less than in 1Q16.

This lower total reflects consumption 13.8% lower by industrial clients, due to:

◾	completion of some contracts between industrial clients and Cemig GT, and signature of new contracts with Cemig subsidiaries;

◾	low consumption by industrial clients based both in the state of Minas Gerais and Brazil-wide, due to the uncertainties in the Brazilian, and also the international, political and economic outlook.

Between the end of 1Q16 and the end of 1Q17 Cemig GT added no less than 208 new industrial clients, and 192 clients in the commercial and services category – in the latter category the year-on-year increase in consumption was 201%.

Sales and trading transactions in electricity with other agents of the electricity sector in the Free Market can result from selling opportunities that originate in spot market contracts. In 1Q17 total sales of electricity were 2,260,527 MWh, or 10.3% more than in 1Q16.

Sales in the Regulated Market, including sales to Cemig D, totaled 650,747 MWh in 1Q17, which was 4.1% less than in 1Q16. This was due to:

◾	lower volumes contracted by distributors through use of the Surpluses and Deficits Compensation Mechanism (MCSD); and

◾	lower seasonal contractual amounts for 1Q17 than in 1Q16.

Cemig GT	MWh		Change, %
	1Q17	1Q16
Free Clients
Industrial	3,284,232	3,809,964	(13.80)
Client relations	495,186	164,599	200.84
Free Market – Free contracts	2,260,527	2,049,095	10.32
Regulated Market	621,336	647,537	(4.05)
Regulated Market – Cemig D	29,411	31,314	(6.08)

Total	6,690,691	6,702,509	(0.18)

Physical totals of transport and distribution – MWh

	MWh		Change %
	1Q17	1Q16
Total energy carried
Electricity transported for distributors	81,441	84,955	(4.14)
Electricity transported for Free Clients	4,498,420	4,172,219	7.82
Own load	7,924,923	7,999,581	(0.93)
Consumption by captive market	6,249,191	6,407,724	(2.47)
Losses in distribution network	1,675,731	1,591,857	5.27

QUALITY INDICATORS – SAIDI AND SAIFI

Cemig is continuously taking action to improve operational management, organization of the logistics of emergency services, and its permanent regime of inspections and preventive maintenance of substations, lines and distribution networks. It also invests in training of its staff for improved qualifications, state-of-the-art technologies, and standardization of work processes, aiming to uphold the quality of electricity supply, and as a result maintain the satisfaction of clients and consumers.

The charts below show Cemig’s indicators for duration and frequency of outages – SAIDI (System Average Interruption Duration Index, in hours), and SAIFI (System Average Interruption Frequency Index, in number of outages), since January 2016.

Consolidated operational revenue

Revenue from supply of electricity:

Total revenue from supply of electricity in 1Q17 was R$ 5.772 billion, 2.42% lower than in 1Q16 (R$ 5.915 bn).

Final consumers

Total revenue from electricity sold to final consumers, excluding Cemig’s own consumption, in 1Q17 was R$ 5,087 million, or 3.40% less than the figure for 1Q16, of R$ 5,266 million.

The main factors in this revenue were:

◾	the Annual Tariff Adjustment for Cemig D, with average effect on consumer tariffs of 3.78%, effective from May 28, 2016 (full effect in 2017);

◾	lower revenue from the ‘flag’ tariff system: R$ 29 million in 1Q17, compared to R$ 273 mn in 1Q16 – reflecting lower extra ‘flag’ components of tariffs charged in 1Q17;

◾	Volume of electricity sold 2.05% lower.

	R$ ’000		Change %	Average price 1Q17 R$	Average price 1Q16 R$	Change %
	1Q17	1Q16
Residential	1,991,413	2,023,634	(1.59)	784.93	812.54	(3.40)
Industrial	1,181,771	1,347,060	(12.27)	277.85	278.43	(0.21)
Commercial, Services and Others	1,140,139	1,163,232	(1.99)	596.28	689.19	(13.48)
Rural	368,314	322,553	14.19	461.27	445.62	3.51
Public authorities	131,139	134,446	(2.46)	622.65	624.15	(0.24)
Public lighting	129,852	137,865	(5.81)	388.22	418.96	(7.34)
Public services	144,258	136,947	5.34	458.05	467.58	(2.04)

Subtotal	5,086,886	5,265,737	(3.40)	490.97	497.82	(1.38)

Supply not yet invoiced, net	35,746	41,021	(12.86)	—	—	—
Wholesale supply to other concession holders (*)	457,794	551,762	(17.03)	158.18	204.61	(22.69)
Wholesale supply not yet invoiced, net	191,187	56,293	239.63	—	—	—

Total	5,771,613	5,914,813	(2.42)	435.12	445.27	(2.28)

(*)	Includes Regulated Market Electricity Sale Contracts (CCEARs) and ‘bilateral contracts’ with other agents.

Revenue from Use of Distribution Systems (the TUSD charge)

This is revenue from charging Free Consumers the Tariff for Use of the Distribution System (Tarifa de Uso do Sistema de Distribuição, or TUSD). In 1Q17 this revenue totaled R$ 463 mn, or 13.19% more than in 1Q16 (R$ 409 mn).

The higher figure mainly reflects volume of energy distributed 5.41% higher, due largely to the growth in the consumer base. On May 28, 2016 the tariff for Free Consumers was reduced by 0.52%.

CVA and Other financial components in tariff adjustment

In its interim accounting information Cemig recognizes the difference between actual non-controllable costs (in which the CDE, and electricity bought for resale, are significant components) and the costs that were used as the basis of decision of the rates charged to consumers. This balance is the amount that will be passed through to the consumer (or reimbursed to the consumer) through Cemig D’s next subsequent tariff adjustment. In 1Q17 the amount for reimbursement in the subsequent tariff was R$ 303mn, compared to a total of R$ 132mn for reimbursement in 1Q16. This variation mainly reflects a greater reduction in costs of supply acquired in auctions in 2017 when compared with the figures for tariffs.

Transmission indemnity revenue

In 1Q17 the Company recognized a revenue as an item of R$ 66 mn for updating, by the IPCA index, of the balance of the indemnity receivable existing in 1Q16 (R$ 31 mn). This basically reflects the new parameters for monetary updating set by Ministerial Order 120 of April 22, 2016.

Revenue from transactions in the Wholesale Trading Market (CCEE)

Revenue from transactions in electricity on the CCEE in 1Q17 was R$ 227 mn, compared to R$ 3 mn in 1Q16 – a YOY increase of R$ 224 mn. The main factors in this difference are:

◾	the spot price (Preço de Liquidação de Diferenças, or PLD) being 337.22% higher year-on-year, at R$ 151.67/MWh in 1Q17 compared to R$ 34.69/MWh in 1Q16);

◾	lower quantity of electricity available for settlement in the wholesale market in 2017; and

◾	an average GSF of 1.10 in 1Q17, compared to a GSF of 0.88 in 1Q16.

Revenue from supply of gas

Cemig reports revenue from supply of gas totaling R$ 411 million in 1Q17, compared to R$ 379 million in 1Q16 – an increase of 8.42%. This basically reflects volume of gas sold 2.48% higher YoY (296,125m³ in 1Q17, vs. 288,959m³ in 1Q16), with tariff increases.

Market (‘000 m3/day)	2012	2013	2014	2015	2016	1Q17
Residential	—	0.17	0.72	1.04	3.38	6.84
Commercial	24.73	20.38	23.15	22.42	24.68	28.26
Industrial	2,740.00	2,734.95	2,849.24	2,422.78	2,173.76	2,506.20
Other	114.09	106.33	99.64	119.87	120.19	123.97

Total market excluding thermal plants	2,878.82	2,861,.83	2,972.75	2,566.11	2,322.01	2,665.27
Thermal	746.09	1,214.50	1,223.99	1,309.13	591.52	625.01

Total	3,624.91	4,076,.33	4,196.74	3,875,.24	2,913.53	3,290.28

As in 2016, there was less demand for use of thermoelectric plants than in 2013–15. Meanwhile activity by industrial consumers – the most important category for Gasmig – underwent a recovery, and gas sales to this sector were 15.30% higher than the average for 2016.

Supply of gas to the residential market, which began in March 2013, expanded to supply 17,879 households at the end of 1Q17 – compared to 14,935 at the end of 1Q16.

Sector / Regulatory charges reported as Deductions from revenue

The sector charges that are effectively deductions from reported revenue totaled R$ 2.544 billion in 1Q17, or 12.36% less than their total of R$ 2.903 billion in 1Q16. This principally results from lower charges for the Energy Development Account (CDE), and lower ‘Tariff Flag’ payments.

The Energy Development Account – CDE

The amounts of payments to the Energy Development Account (CDE) are decided by an Aneel Resolution. The purpose of the CDE is to cover costs of concession indemnities, tariff subsidies, the subsidy for balanced tariff reduction, the low-income consumer subsidy, the coal consumption subsidy, and the Fuels Consumption Account (CCC). Charges for the CDE in 1Q17 were R$ 444 million, compared to R$ 560 million in 1Q16.

This is a non-manageable cost: the difference between the amounts used as a reference for setting of tariffs and the costs actually incurred is compensated for in the subsequent tariff adjustment.

Consumer charges – the ‘Tariff Flag’ system

Charges to the consumer arising from the Tariff Flag system were lower, at R$ 29 million in 1Q17, compared to R$ 273 million in 1Q16, due to the improvement in hydroelectric reservoir water storage levels – enabling lower additional charges to be made in 2017 under the ‘Flag’ system of temporary tariff increases.

The ‘Flag’ Tariff component – history
Jan. 2017	Feb. 2017	Mar. 2017
Green	Green	Yellow
Jan. 2016	Feb. 2016	Mar. 2016
Red	Red 1	Yellow

Operational costs and expenses

Operational costs and expenses totaled R$ 3.944 billion in 1Q17, or 0.15% less than in 1Q16 (R$ 3.949 billion).

The following paragraphs comment on the main variations:

Electricity purchased for resale

The expense on electricity bought for resale in 1Q17 was R$ 2.093 billion, or 8.37% more than in 1Q16 (R$ 1.931 billion). The main factors in the higher figure are:

Cemig D:

The expense on electricity bought for resale in 1Q17 was R$ 1.379 billion, or 8.05% more than in 1Q16 (R$ 1.276 billion).

The main factor was expenses on acquisitions at auction 12.67% higher – at R$ 749 million in 1Q17, vs. R$ 655 million in 1Q16, due to new Regulated Market contracts made in 1Q17.

Cemig GT:

The expense on electricity bought for resale in 1Q17 was R$ 734 million, or 11.20% more than in 1Q16 (R$ 660 million). This reflects an average price per MWh 13.00% higher YoY, at R$ 165.42 in 1Q17, vs. R$ 146.39 in 1Q16), with an offsetting effect from volume of electricity purchased in 1Q17 1.92% lower (at 4,423,976 MWh), compared to 1Q16 (4,510,660 MWh).

Operating provisions

Operational provisions were 17.17% lower year-on-year in the quarter – an expense of R$ 209 mn in 1Q17, compared to R$ 252 mn in 1Q16. The main factors are:

◾	Additional provisions made for the options in Parati and SAAG, of R$ 16 million and R$ 47 million, respectively – compared to a total provision of R$ 89 million in 1Q16.

◾	Lower allowance for doubtful receivables – at R$ 38 million in 1Q17, compared to R$ 77 million in 1Q16, mainly as a result of increased activity by the Company to reduce the levels of past due accounts.

Default

In this context of an exceptional increase in electricity rates, Cemig has seen an increase in amounts invoiced and not paid by final consumers, to levels higher than the averages of recent months.

The situation has been further complicated by Brazil’s entering a period of financial stress, and its most significant consequence, increase in the rate of unemployment. This increased percentage of default has had a negative effect on the Company’s cash flow.

Due to the present economic context, default has remained at a level that is high for the Company.

The Company uses various tools of communication and collection to prevent increase in default. Measures include contact by telephone and email, text and collection letters, negative references for defaulting clients, collection through the courts and, principally, disconnection of supply. Aneel Resolution 414 allows supply to be cut off after 15 days from receipt of a notice to the defaulting consumer.

The Company is confident that, with more intense collection and disconnection, the levels of default will be reduced in 2017.

Personnel

Personnel expenses were R$ 381 million in 1Q17, 7.78% lower than in 1Q16 (R$ 413 million). In spite of the wage increase of 8.50% agreed in November 2016, under the Collective Agreement, the lower figure reflects a reduction of 9.26% between the average numbers of employees in the two periods (7,102 in 1Q17 vs. 7,827 in 1Q16), as shown:

Programmed Voluntary Retirement Plan (PDVP)

In March 2017, the Company created the 2017 Employee Voluntary Severance Program (‘the 2017 PDVP’). Those eligible to take part were any employees who will have worked with Cemig for 25 years or more by December 31, 2017. Employees will be able to accept the 2017 PDVP from April 3 through September 29, 2017. It provides for payment of an additional premium of five monthly salaries to employees who join in April 2017, to leave the Company in May 2017; the premium diminishes progressively depending on the month of acceptance. An employee who accepts the plan in August 2017, for severance in September 2017, will thus have the right to a premium corresponding to one monthly remuneration. Employees using the plan to leave on or after September 1, 2017, will have no premium. The PDVP offers the standard legal severance payments – including: payment for the period of notice, and especially, an amount equal to the ‘penalty’ payment of 40% of the Base Value of the employee’s FGTS fund, as well as the other payments specified by the legislation.

Employees’ and managers’ profit shares

The expense on profit shares for employees and managers was R$ 19 million in 1Q17. By comparison, in 1Q16 there was no provision made for this expense. This reflects the higher figure for profit (which is the basis for calculation of profit shares) in 1Q17.

Gas bought for resale

In 1Q17 the Company recorded an expense of R$ 223 million on acquisition of gas, 6.45% less than its comparable expense of R$ 238 million in 1Q16. This mainly reflects lower charges under the new agreement between Gasmig and Petrobras, which reduced the daily offtake obligation, partially offset by a higher quantity of gas purchased for resale (293,105 m³ in 1Q17, compared to 287,594 m³ in 1Q16).

Equity method gains in non-consolidated investees

These equity gains in 1Q17 totaled R$ 30 million, compared to a loss of R$ 58 million in 1Q16. The difference comes mainly from a lower negative effect in 1Q17 from the interest in Renova Energia, of R$ 28 million, compared to a loss of R$ 152 million in 1Q16, primarily due to the loss posted on investment in TerraForm and partial write-off for the put option with SunEdison.

Consolidated	12/31/2016	Gain (loss) by equity method (Income statement)	Gain (loss) by equity method (Other comprehensive income)	Dividends	Injections / acquisitions	Other	1Q17
Companhia Transleste de Transmissão	21,588	1,305	—	(1,265)	—	—	21,628
Companhia Transudeste de Transmissão	20,505	997	—	—	—	—	21,502
Companhia Transirapé de Transmissão	23,952	1,202	—	—	—	—	25,154
Transchile	—
Companhia de Transmissão Centroeste de Minas	21,171	1,158	—	(1,346)	—	—	20,983
Light (2)	1,070,477	(11,316)	418	—	—	—	1,059,579
Axxiom Soluções Tecnológicas	19,264	(2,128)	—	—	—	—	17,136
Lepsa	343,802	1,577	(51)	—	—	—	345,328
RME	340,063	1,469	—	—	—	—	341,532
Hidrelétrica Cachoeirão	50,411	3,246	—	(2,641)	—	—	51,016
Guanhães Energia (1)	—	(1,510)	—	—	72,030	(59,071)	11,449
Hidrelétrica Pipoca	31,809	1,984	—	(1,284)	—	—	32,509
Madeira Energia (Santo Antônio Plant)	643,890	(23,075)	—	—	—	—	620,815
FIP Melbourne (Santo Antônio Plant)	677,182	(20,066)	—	—	—	—	657,116
Lightger	41,543	2,355	—	(642)	—	—	43,256
Baguari Energia	162,106	6,575	—	(259)	—	—	168,422
Central Eólica Praias de Parajuru	63,307	(509)	—	(406)	—	—	62,392
Central Eólica Volta do Rio	81,228	(2,207)	—	—	—	—	79,021
Central Eólica Praias de Morgado	59,586	(1,308)	—	—	—	—	58,278
Amazônia Energia (Belo Monte Plant)	781,022	8,832	—	—	45,039	—	834,893
Ativas Data Center (2)	17,741	(725)	—	—	—	2,003	19,019
Parati	—	—	—	—	—	—	—
Taesa	1,582,633	61,326	—	—	—	1	1,643,960
Renova	688,625	(28,246)	16,206	—	18,000	—	694,585
Usina Hidrelétrica Itaocara S.A.	2,782	—	—	—	—	—	2,782
Aliança Geração	1,319,055	23,152	—	—	—	—	1,342,207
Aliança Norte (Belo Monte Plant)	527,498	2,184	—	—	27,122	—	556,804
Retiro Baixo	161,848	3,369	—	—	—	—	165,217

Total of investments	8,753,088	29,641	16,573	(7,843)	162,191	(57,067)	8,896,583

Guanhães – Uncovered liabilities of jointly-controlled entity	(59,071)	—	—	—	—	59,071	—

Total	8,694,017	29,641	16,573	(7,843)	162,191	2,003	8,896,583

Investment in Renova

In 1Q17 Renova posted a loss of R$ 96 million, with current liabilities exceeding total current assets by R$ 388 million (holding company) and R$ 1.670 billion (consolidated) on the reporting date. Further, Renova has reported negative operational cash flow.

The main reasons for this scenario are:

(a)	transactions to purchase supply of electricity, to meet commitments related to the delays in wind farms coming into operation;

(b)	significant investments that are being allocated in the construction of the Alto Sertão III wind farm complex;

(c)	delay in release of the long-term financing agreement with the BNDES;

(d)	certain long-term financings being reclassified to Current due to some ratios in covenants not being achieved, and waivers from creditors not being obtained by March 31, 2017; and

(e)	losses arising from the transaction with Terraform.

On January 13, 2017 Renova agreed with AES Tietê Energia S.A. a binding offer for disposal of the group of wind farms constituting the Alto Sertão II Complex.

On April 18, 2017 Renova signed a contract for sale of the wind farm complexes allocated at the 2010 A–3 auction and the 2011 LER auction, for R$ 600 million. On completion of the transaction, the debt in relation to the wind farms of the Alto Sertão II complex, which on March 31, 2017 was R$ 1.135 billion, will be transferred to AES Tietê, and Renova will receive cash of approximately R$ 480 million, net of the contractual and other guarantees.

Contracting of a long-term financing with the BNDES: Renova is in negotiations for signature of a long-term financing contract for approximately R $900 million, which will replace the existing bridge loan – reported in Current liabilities up to March 31, 2017 – of R$ 859 million (principal plus interest). The remainder will be used for works related to Phase A of the Alto Sertão III complex. As soon as this long term agreement of contracted, part of Current liabilities will be reclassified to Non-current. So far a total of R$ 2.1 billion has been invested in Phase A of Alto Sertão III – corresponding to 87% of physical completion, without any funds being released from BNDES long-term financing.

Financial revenue and expenses

Cemig reports net financial expenses of R$ 393 million in 1Q17, compared to net financial expenses of R$ 414 million in 1Q16. The main factors are:

◾	Financial expense on monetary variation in loans and financings was R$ 73 million lower, due to the lower total effect of the IPCA inflation index (indexor for the debt) in the quarter – at 0.96%, compared to 2.62% in 1Q16.

◾	The result of monetary variation on updating of the CVA balances in 1Q17 was an expense of R$ 6 million, while the result in 1Q16 was a gain of R$ 20 million. The positive and negative balances of CVA are updated by the Selic rate. This variation arises from presentation of the net liability balance of CVA on March 31, 2017 due to the lower cost of energy purchased in relation to the constant value of the tariff. In 1Q16 the Company had a net positive balance of CVA due to the higher cost of energy bought than the amount contained in the tariff calculation.

◾	The expense of monetary variation on the debt agreed with Forluz was R$ 18 million lower, also due to the lower variation resulting from the IPCA index (indexor of the debt), as mentioned above.

EBITDA

Cemig’s consolidated Ebitda in 1Q17 was 70.53% higher than in 1Q16. This was mainly the result of a higher volume of supply settled in the spot market, plus a higher spot market price.

Ebitda – R$ ’000	1Q17	1Q16	Change,
Net profit for the period	342,734	5,207	6,482.18
+ Income and Social Contribution taxes	163,389	26,533	515.80
+ Net financial revenue (expenses)	392,746	414,404	(5.22)
+ Depreciation and amortization	201,365	199,033	1.17

= EBITDA	1,100,234	645,177	70.53

DEBT

The Company’s consolidated total debt on March 31, 2017 was R$ 14.728 billion, 2.97% less than at December 31, 2016.

Power generation plants under court disputes

The Jaguara Hydroelectric Plant

On March 21, 2017 the Federal Supreme Court lifted the interim order given in the case in which Cemig GT is requesting suspension, until final judgment on the Ordinary Appeal by the Supreme Court, of the effects of the judgment of the First Section of the Supreme Court which refused to grant an order to maintain Cemig GT’s ownership of the concession for the Jaguara Plant on the initial bases of Concession Contract 007/97. The judgment remitted the case records to the office of the Procurator-General of the Republic (PGR), for that body to state its opinion.

Up to March 21, 2017 (the date of repeal of the interim injunction), the Company recognized revenue from sales of electricity and operational costs of this plant, since it remained in control of the asset up to that date.

On March 29, 2017 Cemig GT filed an Internal Appeal against the decision that repealed the remedy, requesting a revision of judgment, to allow cognizance to be taken of a special appeal.

On March 31, 2017 the balance of the concession value not yet amortized, represented by book value of R$ 170 million, was transferred from PP&E to a specific account line of Non-current assets, considering that it is still in dispute in the courts. The Company does not expect any losses on the realization of the asset.

On April 25, 2017 the Mining and Energy Ministry, by Ministerial Order 158/17, designated Cemig GT as the party responsible, temporarily, for provision of the service of electricity generation through the Jaguara Hydroelectric Plant, thus ensuring continuity of the service. The Generation Assets Management (GAG) expense, of R$ 37 million per year, will be used for the decision on the initial Annual Generation Revenue (RAG) of the plant.

The São Simão hydroelectric plant

On March 6, 2017 the STJ granted an interim remedy maintaining Cemig GT in possession of the concession to operate the São Simão Plant on the initial terms of its Concession Contract 007/1997, until conclusion of the judgment of the Company’s application for mandamus.

On March 28, 2017 the interim remedy was repealed in which Cemig GT seeks, in the Higher Appeal Court (Superior Tribunal de Justiça – STJ), annulment of the decision of the Mining and Energy Ministry (MME) which refused, on its merits, the application by Cemig GT for extension of the period of concession of the São Simão Hydroelectric Plant, in the terms of its Concession Contract 007/97.

The balance of the concession value not yet amortized, represented by book value of R$ 207 million on March 31, 2017, was transferred from PP&E to a specific account line of Non-current assets, considering that it is still in dispute in the courts. The Company does not expect any losses on the realization of the asset.

The Miranda Hydroelectric Plant

On March 29, 2017, the interim remedy (injunction) given in application for mandamus number 23.042/DF, before the Higher Appeal Court (STJ), brought by the Company to annul the decision by the Mining and Energy Ministry (MME) which refused, on its merits, Cemig GT’s request for ratification of the extension of its concession for the Miranda Hydroelectric Plant, under its Concession Contract, number 007/97, was revoked.

Up to March 291, 2017 (the date of repeal of the interim injunction), the Company recognized revenue from sales of electricity and operational costs of this plant, since it remained in control of the asset up to that date.

On March 31, 2017 the balance of the concession value not yet amortized, represented by book value of R$ 629 million, was transferred from PP&E to a specific account line of Non-current assets, considering that it is still in dispute in the courts. The Company does not expect any losses on the realization of the asset.

On April 25, 2017 the Mining and Energy Ministry, by Ministerial Order 157/17, designated Cemig GT as the party responsible, temporarily, for provision of the service of electricity generation through the Miranda Hydroelectric Plant, thus ensuring continuity of the service. The Generation Assets Management (GAG) expense, of R$ 30 million per year, will be used for the decision on the initial Annual Generation Revenue (RAG) of the plant.

Administrative Proceeding

Subsidiarily to its request for extension for 20 years of the concessions of the Jaguara, São Simão and Miranda Hydroelectric Plants, the Company requested opening of an Administrative Proceeding under Paragraph 1-C of Article 8 of Law 12783/2013, to the benefit of Cemig GT.

Paragraph 1-C was added to Article 8 of Law 12783, of 2013, by Law 13360, of November 17, 2016, and enables the federal government to grant a concession contract for electricity generation for a period of 30 (thirty) years when there is transfer of control of the legal entity which is already providing this service (in this case, one of the subsidiaries of Cemig GT), and is under direct or indirect control of an individual State, or the Federal District, or the municipality, provided that:

I —	the tender, which may be by auction or by competitive bidding, is held by the controlling shareholder on or before February 28, 2018; and

II —	the transfer of control takes place by June 30, 2018.

The subsidiary request was made on the grounds of the spirit of conciliation and cooperation that should govern the relationship between a concession holder and the concession-granting power, and the constant quest, at all times, for alternatives that present the best solution for consumers, for the country and for the shareholders of the Company – who in this case include the people of the state of Minas Gerais.

Thus, in the event that the Ministry decides to maintain its position, and if all the court judgments that have determined that Law 12783/2013 should prevail to the detriment of the provisions of the Second Subclause of Clause 4 of Contract CEMIG 007 of 1997 are maintained, Cemig GT has requested application of the rule that is now contained in §1-C of Article 8 of Law 12783 of 2013.

We would point out that the presentation of the Subsidiary Request does not result in any waiver by Cemig GT of its right – which is the subject of the legal actions that it currently has in progress against the federal government – that is to say its right to guaranteed extension of the concessions as specified in Clause 4 of Concession Contract 007/1997.

On the same date the Company filed with the MME a response to the formal question as to its interest in remaining as provider of electricity generation service after the ending of the concession period of the Volta Grande Hydroelectric Plant, which took place on February 23, 2017. In this response, and adding a request of its own, the Company stated its interest in remaining responsible for the provision of electricity generation service by this hydroelectric plant, and also requested opening of an administrative proceeding for the purposes of §1-C of Article 8 of Law 12783/2013, also to the benefit of one of the service providing subsidiaries of Cemig GT.

Management continues to be confident of its right in relation to the Jaguara, São Simão and Miranda plants, supported by a contractual clause, by the legislation in force, and by opinions issued by renowned jurists. The Company’s internal and external legal advisers have categorized the chance of success in the court dispute as ‘possible’.

FINANCIAL STATEMENTS SEPARATED BY SEGMENT

INFORMATION BY MARKET SEGMENT ON MARCH 31, 2017
DESCRIÇÃO	ELECTRICITY			TELECOMS	GAS	Other	Eliminations	TOTAL
	GENERATION	TRANSMISSÃO	DISTRIBUIÇÃO
ASSETS OF THE SEGMENT	14,275,170	4,429,953	18,236,415	340,276	2,530,107	2,241,607	(289,439)	41,764,089
ADDITIONS TO THE SEGMENT	165,727	—	181,358	8,928	11,328	—	—	367,341
Additions to the financial asset	—	2,920	—	—	—	—	—	2,920
INVESTMENTS IN SUBSIDIARIES AND JOINTLY-CONTROLLED ENTITIES	5,380,762	1,733,227	1,746,439	19,019	—	17,136	—	8,896,583
NET REVENUE	1,565,603	146,636	2,767,988	28,319	344,442	26,837	(66,895)	4,812,930
COST OF ELECTRICITY AND GAS
Electricity purchased for resale	(734,885)	—	(1,378,708)	—	—	(9)	20,514	(2,093,088)
Charges for use of the national grid	(83,090)	(87)	(162,447)	—	—	—	39,127	(206,497)
Gas bought for resale	—	—	—	—	(222,512)	—	—	(222,512)

Operational costs, total	(817,975)	(87)	(1,541,155)	—	(222,512)	(9)	59,641	(2,522,097)
OPERATING COSTS AND EXPENSES
Personnel	(67,438)	(24,660)	(254,179)	(4,584)	(11,809)	(18,538)	—	(381,208)
Profit sharing	(3,108)	(1,412)	(13,516)	(315)	—	(533)	—	(18,884)
Post-retirement obligations	(14,124)	(5,941)	(64,905)	—	—	(9,668)	—	(94,638)
Materials	(2,152)	(546)	(8,108)	(29)	(428)	(22)	6	(11,279)
Outsourced services	(25,239)	(4,871)	(172,693)	(6,747)	(3,535)	(2,787)	7,248	(208,624)
Depreciation and amortization	(45,634)	—	(129,767)	(8,372)	(13,640)	(3,952)	—	(201,365)
Operational provisions (reversals)	(53,742)	(1,783)	(136,594)	56	—	(16,469)	—	(208,532)
Construction costs	—	(2,920)	(181,358)	—	(16,281)	—	—	(200,559)
Other operating expenses, net	(17,971)	(2,253)	(68,750)	(5,115)	(3,290)	863	—	(96,516)

Total cost of operation	(229,408)	(44,386)	(1,029,870)	(25,106)	(48,983)	(51,106)	7,254	(1,421,605)
OPERATING COSTS AND EXPENSES	(1,047,383)	(44,473)	(2,571,025)	(25,106)	(271,495)	(51,115)	66,895	(3,943,702)
OPERATIONAL PROFIT BEFORE EQUITY GAINS (LOSSES) AND FINANCIAL REVENUE (EXPENSES)	518,220	102,163	196,963	3,213	72,947	(24,278)	—	869,228
Equity method gains in non-consolidated investees	(25,223)	65,989	(8,271)	(725)	—	(2,129)	—	29,641
Financial revenues	46,883	1,775	102,499	446	5,134	23,154	—	179,891
Financial expenses	(339,474)	(667)	(215,963)	(4,027)	(13,642)	1,136	—	(572,637)

PRE-TAX PROFIT	200,406	169,260	75,228	(1,093)	64,439	(2,117)	—	506,123
Income and Social Contribution taxes	(84,108)	(30,530)	(34,591)	117	(20,712)	6,435	—	(163,389)

NET PROFIT ( LOSS)	116,298	138,730	40,637	(976)	43,727	4,318	—	342,734

Interest of the controlling shareholders	116,298	138,730	40,637	(976)	43,589	4,318	—	342,596
Interest of non-controlling shareholder	—	—	—	—	138	—	—	138

Appendices

Generation plants – December 31, 2016

Usina	Empresa	Tipo	Participação Cemig	Capacidade Instalada (MW)	Garantia Fĺsica (MWMédio)	Capacidade Instalada (MW)*	Garantia Fĺsica (MWMédio)*	Vencimento
São Simão	CEMIG GT	UHE	100,00%	1.710,00	1.281,00	1.710,00	1.281,00	11/01/2015
Emborcação	CEMIG GT	UHE	100,00%	1.192,00	497,00	1.192,00	497,00	23/07/2025
Nova Ponte	CEMIG GT	UHE	100,00%	510,00	276,00	510,00	276,00	23/07/2025
Jaguara	CEMIG GT	UHE	100,00%	424,00	336,00	424,00	336,00	28/08/2013
Miranda	CEMIG GT	UHE	100,00%	408,00	202,00	408,00	202,00	23/12/2016
Irapé	CEMIG GT	UHE	100,00%	399,00	210,70	399,00	210,70	28/02/2035
Volta Grande	CEMIG GT	UHE	100,00%	380,00	229,00	380,00	229,00	23/02/2017
Igarapé	CEMIG GT	UTE	100,00%	131,00	71,30	131,00	71,30	13/08/2024
Rio de Pedras	CEMIG GT	PCH	100,00%	9,28	2,15	9,28	2,15	19/09/2024
Poço Fundo	CEMIG GT	PCH	100,00%	9,16	5,79	9,16	5,79	19/08/2025
São Bernardo	CEMIG GT	PCH	100,00%	6,82	3,42	6,82	3,42	19/08/2025
Paraúna	CEMIG GT	PCH	100,00%	4,28	1,90	4,28	1,90	—
Pandeiros	CEMIG GT	PCH	100,00%	4,20	0,47	4,20	0,47	22/09/2021
Salto Morais	CEMIG GT	PCH	100,00%	2,39	0,74	2,39	0,74	01/07/2020
Sumidouro	CEMIG GT	PCH	100,00%	2,12	0,34	2,12	0,34	08/07/2015
Anil	CEMIG GT	PCH	100,00%	2,08	1,16	2,08	1,16	08/07/2015
Xicão	CEMIG GT	PCH	100,00%	1,81	0,61	1,81	0,61	19/08/2025
Luiz Dias	CEMIG GT	PCH	100,00%	1,62	0,61	1,62	0,61	19/08/2025
Central Mineirão	CEMIG GT	UFV	100,00%	1,42	—	1,42	—	—
Poquim	CEMIG GT	PCH	100,00%	1,41	0,58	1,41	0,58	08/07/2015
Santa Marta	CEMIG GT	PCH	100,00%	1,00	0,58	1,00	0,58	08/07/2015
Pissarrão	CEMIG GT	PCH	100,00%	0,80	0,55	0,80	0,55	19/11/2004
Jacutinga	CEMIG GT	PCH	100,00%	0,72	0,47	0,72	0,47	—
Santa Luzia	CEMIG GT	PCH	100,00%	0,70	0,23	0,70	0,23	25/02/2026
Lages	CEMIG GT	PCH	100,00%	0,68	0,54	0,68	0,54	24/06/2010
Bom Jesus do Galho	CEMIG GT	PCH	100,00%	0,36	0,13	0,36	0,13	—
Queimado	CEMIG GT	UHE	82,50%	105,00	58,00	86,63	47,85	02/01/2033
Praias de Parajuru	CEMIG GT	EOL	49,00%	28,80	8,39	14,11	4,11	24/09/2032
Praia do Morgado	CEMIG GT	EOL	49,00%	28,80	13,20	14,11	6,47	26/12/2031
Volta do Rio	CEMIG GT	EOL	49,00%	42,00	18,41	20,58	9,02	26/12/2031
Três Marias	CEMIG G. TRÊS MARIAS	UHE	100,00%	396,00	239,00	396,00	239,00	04/01/2046
Salto Grande	CEMIG G. SALTO GRANDE	UHE	100,00%	102,00	75,00	102,00	75,00	04/01/2046
Itutinga	CEMIG G. ITUTINGA	UHE	100,00%	52,00	28,00	52,00	28,00	04/01/2046
Camargos	CEMIG G. CAMARGOS	UHE	100,00%	46,00	21,00	46,00	21,00	04/01/2046
	CEMIG G. SUL	PCHs	100,00%	39,53	27,00	39,53	27,00	04/01/2046
	CEMIG G. LESTE	PCHs	100,00%	35,16	19,95	35,16	19,95	04/01/2046
	CEMIG G. OESTE	PCHs	100,00%	28,90	12,68	28,90	12,68	04/01/2046
Sá Carvalho	Sá Carvalho S.A	UHE	100,00%	78,00	58,00	78,00	58,00	01/12/2024
Rosal	Rosal Energia S. A	UHE	100,00%	55,00	30,00	55,00	30,00	08/05/2032
Pai Joaquim	CEMIG PCH S.A	PCH	100,00%	23,00	2,41	23,00	2,41	01/04/2032
Barreiro	Usina Termelétrica Barreiro	UTE	100,00%	12,90	11,37	12,90	11,37	30/04/2023
Salto Voltão	Horizontes Energia	PCH	100,00%	8,20	6,63	8,20	6,63	04/10/2030
Salto do Paraopeba	Horizontes Energia	PCH	100,00%	2,46	—	2,46	—	04/10/2030
Salto do Passo Velho	Horizontes Energia	PCH	100,00%	1,80	1,48	1,80	1,48	04/10/2030
Machado Mineiro	Horizontes Energia	PCH	100,00%	1,72	1,14	1,72	1,14	08/07/2025
Aimorés	ALIANÇA	UHE	45,00%	330,00	172,00	148,50	77,40	20/12/2035
Funil	ALIANÇA	UHE	45,00%	180,00	89,00	81,00	40,05	20/12/2035
Amador Aguiar I (Capim Branco I)	ALIANÇA	UHE	39,32%	240,00	155,00	94,36	60,94	29/08/2036
Amador Aguiar II (Capim Branco II)	ALIANÇA	UHE	39,32%	210,00	131,00	82,56	51,50	29/08/2036
Porto Estrela	ALIANÇA	UHE	30,00%	112,00	55,80	33,60	16,74	10/07/2032
Igarapava	ALIANÇA	UHE	23,69%	210,00	136,00	49,75	32,22	30/12/2028
Candonga	ALIANÇA	UHE	22,50%	140,00	64,50	31,50	14,51
Santo Antônio	Santo Antônio Energia	UHE	18,13%	3.568,30	2.424,00	646,90	439,45	12/06/2046
Belo Monte	Norte Energia	UHE	12,77%	2.677,54	2.525,30	341,87	322,43	26/08/2045
Baguari	BAGUARI ENERGIA	UHE	34,00%	140,00	80,20	47,60	27,27	15/08/2041
Retiro Baixo	Retiro Baixo Energética	UHE	49,90%	82,00	38,50	40,92	19,21	25/08/2041
Cachoeirão	Hidrelétrica Cachoeirão	PCH	49,00%	27,00	16,37	13,23	8,02	25/07/2030
Pipoca	Hidrelétrica Pipoca	PCH	49,00%	20,00	11,90	9,80	5,83	10/09/2031
	Light Energia	UHEs	43,33%	855,14	637,00	370,53	275,85
	Lightger	PCH	71,10%	25,00	19,53	17,77	13,89
	Renova Energia	EOL	40,94%	386,10	191,30	158,09	78,33
	Renova Energia	PCH	40,94%	41,80	24,40	17,11	9,99
	Brasil PCH	PCHs	20,88%	291,00	192,68	60,77	40,23

Total				15.828,01	10.719,40	8.468,82	5.258,24

RAP (Permitted Annual Revenue – Transmission) – 2016-17 cycle

Resolução Homologatoria ANEEL – n°2.098/16*
Annual Permitted Revenue (RAP)	RAP	% Cemig	Cemig Consolidado	Cemig GT
Cemig GT	296,435,871	100.0%	296,435,871	296,435,871
Cemig Itajuba	37,434,741	100.0%	37,434,741	37,434,741
Centroeste	17,129,836	51.0%	8,736,216
Transirapé	29,201,132	24.5%	7,154,277
Transleste	40,172,135	25.0%	10,043,034
Transudeste	24,899,069	24.0%	5,975,777
Taesa		31.54%
ETEO	112,775,455	100.0%	35,569,378
ETAU	42,527,356	52.6%	7,053,132
NOVATRANS	512,214,141	100.0%	161,552,340
TSN	494,919,285	100.0%	156,097,542
GTESA	9,216,414	100.0%	2,906,857
PATESA	23,933,818	100.0%	7,548,726
Munirah	35,919,476	100.0%	11,329,003
Brasnorte	24,904,755	38.7%	3,037,081
São Gotardo	5,023,232	100.0%	1,584,327
NTE	151,048,516	100.0%	47,640,702
STE	80,334,482	100.0%	25,337,495
ATEI	146,729,702	100.0%	46,278,548
ATEII	226,671,244	100.0%	71,492,110
ATEIII	112,228,974	100.0%	35,397,018
Mariana **	13,863,000	100.0%	4,372,390
Miracema **	61,268,000	100.0%	19,323,927
Janaúba	174,624,789	100.0%	55,076,658
Aimorés	71,424,700	50.0%	11,263,675
TBE
EATE	422,269,558	50.0%	66,568,439
STC	41,521,642	40.0%	5,236,683
Lumitrans	26,206,259	40.0%	3,305,016
ENTE	221,643,644	50.0%	34,945,473
ERTE	49,750,421	50.0%	7,843,554
ETEP	96,563,389	50.0%	15,223,312
ECTE	79,722,528	19.1%	4,800,783
EBTE	44,400,267	74.5%	10,431,604
ESDE	12,639,916	50.0%	1,992,695
ETSE	21,581,574	19.1%	1,299,613
Light	8,803,216	32.6%	904,595

RAP TOTAL CEMIG			1,221,192,595	333,870,612

Cemig D Tables (R$ million)

CEMIG D Market
	(GWh)			GW
Quarter	Captive Consumers	TUSD ENERGY1	T.E.D2	TUSD PICK3
1Q14	6.744	4.464	11.208	29
2Q14	6.646	4.485	11.132	29
3Q14	6.686	4.298	10.984	27
4Q14	6.935	4.201	11.136	29
1Q15	6.780	4.034	10.814	30
2Q15	6.371	3.896	10.268	28
3Q15	6.471	3.803	10.274	29
4Q15	6.850	3.937	10.787	28
1Q16	6.408	4.053	10.460	29
2Q16	6.711	4.497	11.208	29
3Q16	6.365	4.424	10.788	29
4Q16	6.402	4.409	10.811	30
1Q17	6.249	4.274	10.523	30

1.	Refers to the quantity of electricity for calculation of the regulatory charges charged to free consumar clients (“Fbrtion A”)
2.	Total electricity distributed
3.	Sum of the demand on w hich the TUSD is invoiced, according to demand contracted (“Fbrtion B”).

Operating Revenues	1Q17	1Q16	Change%
Sales to end consumers	4.179	4.331	(4)
TUSD	468	417	12
CVA and Other financial components in tariff adjustment	(303)	(132)	129
Construction revenue	181	219	(17)
Updating of financial assets - Remuneration Assets Base (BRR)	1	2	(34)
Others	276	297	(7)

Subtotal	4.802	5.133	(6)

Deductions	(2.034)	(2.442)	(17)

Net Revenues	2.768	2.691	3

Operating Expenses	1Q17	1Q16	Change%
Personnel/Administrators/Councillors	254	288	(12)
Employees’ and managers’ profit shares	14	—	—
Forluz - Post-Retirement Employee Benefits	65	50	30
Materials	8	8	—
Contracted Servces	173	167	3
Purchased Energy	1.379	1.276	8
Depreciation and Amortization	130	122	7
Operating Provisions	137	145	(6)
Charges for Use of Basic Transmission Network	162	213	(24)
Cost from Operation	181	219	(17)
Other Expenses	69	88	(22)

Total	2.571	2.576	—

Statement of Results	1Q17	1Q16	Change%
Net Revenue	2.768	2.691	3
Operating Expenses	2.571	2.576	—
EBIT	197	116	70
EBITDA	327	238	38
Financial Result	(113)	(142)	20
Provision for Income Taxes, Social Cont &	(35)	(1)	2.632
Net Income	49	(27)	—

Cemig GT tables (R$ million)

Operating Revenues	1Q17	1Q16	Change%
Sales to end consumers	930	945	(2)
Supply	640	592	8
Gain on monetary updating of Concession Grant Fee	80	81	(2)
Transactions in the CCEE	220	4	5.017
Revenues from Trans. Network	127	94	34
Construction revenue	3	7	(56)
Transmission indemnity revenue	66	31	111
Others	10	6	58

Subtotal	2.076	1.760	18

Deductions	(402)	(359)	12

Net Revenues	1.674	1.401	20

Operating Expenses	1Q17	1Q16	Change%
Personnel/Administrators/Councillors	91	97	(6)
Employees’ and managers’ profit shares	4	—	—
Forluz - Post-Retirement Employee Benefits	20	17	21
Materials	3	2	14
Contracted Services	27	36	(25)
Depreciation and Amortization	41	47	(12)
Operating Reserves	56	22	154
Charges for Use of Basic Transmission Network	82	74	11
Purchased Energy	734	660	11
Construction Cost	3	7	(56)
Other Expenses	20	22	(10)

Total	1.081	983	10

Statement of Results	1Q17	1Q16	Change%
Net Revenue	1.674	1.401	20
Operating Expenses	(1.081)	(983)	10
EBIT	594	418	42
Equity equivalence results	(25)	(150)	(83)
EBITDA	610	315	94
Financial Result	(295)	(290)	(2)
Provsion for Income Taxes, Social Cont & Deferred Income Tax	(88)	(39)	126
Net Income	185	(61)	302

Tables – Cemig Consolidated (R$ million)

Energy Sales (Consolidated)(GWh)	1Q17	1Q16	Change%
Residential	2.537	2.491	2
Industrial	4.253	4.838	(12)
Commercial	1.912	1.688	13
Rural	798	724	10
Others	860	837	3

Subtotal	10.361	10.577	(2)

Own Consumption	9	9	—
Supply	2.894	2.697	7

TOTAL	13.264	13.284	—

Energy Sales	1Q17	1Q16	Δ%
Residential	1.991	2.024	(2)
Industrial	1.182	1.347	(12)
Commercial	1.140	1.163	(2)
Rural	368	323	14
Others	405	409	(1)
Electricity sold to final consumers	5.087	5.266	(3)
Unbilled Supply, Net	227	97	133
Supply	458	552	(17)

TOTAL	5.772	5.915	(2)

Operating Revenues	1Q17	1Q16	Change%
Sales to end consumers	5.123	5.307	(3)
TUSD	463	409	13
Supply	649	608	7
Transactions in the CCEE	227	3	8.518
CVA and Other financial components in tariff adjustment	(303)	(132)	129
Gain on monetary updating of Concession Grant Fee	80	81	(2)
Revenues from Trans. Network	93	73	27
Construction revenue	201	235	(15)
Gas supply	411	379	8
Transmission Indemnity Revenue	66	31	111
Others	349	363	(4)

Subtotal	7.357	7.356	—

Deductions	(2.544)	(2.903)	(12)

Net Revenues	4.813	4.454	8

Operating Expenses	1Q17	1Q16	Δ%
Personnel/Administrators/Councillors	381	413	(8)
Employees’ and managers’ profit shares	19	—	—
Forluz - Post-Retirement Employee Benefits	95	75	26
Materials	11	11	2
Contracted Services	209	208	—
Purchased Energy	2.093	1.931	8
Depreciation and Amortization	201	199	1
Operating Provisions	209	252	(17)
Charges for Use of Basic Transmission Network	206	259	(20)
Gas bought for resale	223	238	(6)
Cost from Operation	201	235	(15)
Other Expenses	97	128	(25)

TOTAL	3.944	3.949	—

Financial Result Breakdown	1Q17	1Q16	Δ%
Financial revenues	180	225	(20)

Revenue from cash investments	65	59	10
Arrears penalty payments on electricity bills	73	74	(1)
Exchange rate	8	15	(43)
Monetary updating	8	16	(48)
Monetary updating - CVA	—	20	—
Taxes applied to Financial Revenue	(11)	(12)	(9)
Other	37	54	(32)

Financial expenses	(573)	(639)	(10)

Costs of loans and financings	(461)	(428)	8
Exchange rate	—	(17)	(100)
Monetary updating - loans and financings	(43)	(116)	(63)
Monetary updating - paid concessions	(10)	(18)	(46)
Obligations	(19)	(37)	(48)
Other	(39)	(22)	77

Financial revenue (expenses)	(393)	(414)	5

Statement of Results	1Q17	1Q16	Δ%
Net Revenue	4.813	4.454	8
Operating Expenses	3.944	3.949	—

EBIT	869	504	72

Equity gain in subsidiaries	30	(58)	—
Depreciation and Amortization	201	199	1

EBITDA	1.100	646	71

Financial Result	(393)	(414)	(5)
Income Tax	(163)	(27)	516

Net Income	343	5	6.481

Cash Flow Statement	03/31/2017	03/31/2016	Change%
Cash at beginning of period	995	925	8

Cash generated by operations	528	(848)	—

Net profit	343	5	6.482
Current and deferred income tax and Social Contribution tax	163	27	516
Depreciation and amortization	201	199	1
Post-retirement obligations	114	113	—
Passthrough from CDE	303	132	129
Equity gain (loss) in subsidiaries	(30)	58	—
Provisions (reversals) for operational losses	209	252	(17)
Interest paid on loans and financings	356	370	(4)
Other adjustments	(1.131)	(2.003)	44

Financing activities	(517)	147	452

Financings obtained and capital increase	—	1.921	—
Interest on Equity, and dividends	—	(22)	—
Payments of loans and financings	(517)	(1.752)	(70)

Investment activity	(164)	969	(117)

Securities - Financial Investment	192	1.653	(117)
Acquisition / Disposal of ownership interest and future capital commitments	(162)	(480)	(66)
Linked funds	(11)	—	—
Fixed and Intangible assets	(183)	(204)	(10)

Cash at end of period	842	1.193	(29)

Total Cash	1.710	2.040

BALANCE SHEETS (CONSOLIDATED) - ASSETS	03/31/2017	12/31/2016
CURRENT	7.902	8.285

Cash and cash equivalents	842	995
Securities	841	1.014
Consumers and traders	3.808	3.425
Financial assets of the concession	508	730
Tax offsetable	235	236
Income tax and Social Contribution tax recoverable	426	590
Dividends receivable	19	11
Linked funds	379	367
Inventories	48	49
Passthrough from CDE (Energy Development Account)	64	64
Other credits	731	803

NON-CURRENT	33.862	33.750

Securities	27	31
Consumers and traders	146	146
Tax offsetable	189	178
Income tax and Social Contribution tax recoverable	71	112
Deferred income tax and Social Contribution tax	1.880	1.797
Escrow deposits in legal actions	1.911	1.887
Other credits	782	1.073
Assets of the concession of generation	1.006	207
Financial assets of the concession	5.249	4.971
Investments	8.897	8.753
PP&E	2.859	3.775
Intangible assets	10.845	10.820

TOTAL ASSETS	41.764	42.036

BALANCE SHEETS LIABILITIES AND SHAREHOLDERS’ EQUITY	03/31/2017	12/31/2016
CURRENT	11.381	11.447

Suppliers	1.615	1.940
Regulatory charges	349	381
Profit shares	35	18
Taxes	529	794
Income tax and Social Contribution tax	63	27
Interest on Equity, and dividends, payable	467	467
Loans and financings	4.967	4.837
Payroll and related charges	212	225
Post-retirement liabilities	199	199
Financial liabilities of the concession	851	482
Provisions for losses on investments	1.166	1.150
Advance sale of energy	303	181
Other obligations	625	749

NON-CURRENT	17.090	17.654

Regulatory charges	488	455
Loans and financings	9.761	10.342
Taxes	724	724
Income tax and Social Contribution tax	592	582
Provisions	875	815
Post-retirement liabilities	4.096	4.043
Provisions for losses on investments	136	323
Financial Instruments - Put Options	239	192
Other obligations	179	179

STOCKHOLDERS’ EQUITY	13.289	12.930

Share capital	6.294	6.294
Capital reserves	1.925	1.925
Profit reserves	5.201	5.200
Adjustments to Stockholders’ equity	(482)	(488)
Retained earnings	352	—

NON- CONTROLLING STOCKHOLDER’S EQUITY	4	4

TOTAL LIABILITIES	41.764	42.036

8. MATERIAL ANNOUNCEMENT DATED MAY 29, 2017: SALE OF INTEREST IN TERRAFORM GLOBAL FOR US$92.8 MN

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MATERIAL ANNOUNCEMENT

Sale of interest in TerraForm Global for US$92.8 mn

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid, and its wholly-owned subsidiary Cemig Geração e Transmissão S.A. (‘Cemig GT’), as per CVM Instruction 358 of January 3, 2002, as amended, hereby report to the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market that:

On May 26, 2017 Cemig’s affiliated company Renova Energia S.A. (‘Renova’) published a Material Announcement with the following content:

“	Further to the Market Announcement of May 15, 2017, and in compliance with CVM Instruction 358/2002, as amended, Renova Energia S.A. (RNEW11) (‘Renova’) hereby informs stockholders and the market as follows:

On today’s date Renova signed a Share Purchase Agreement to sell its shareholding in TerraForm Global Inc. (‘TerraForm Global’) to Orion US Holding 1 L.P., a vehicle of Brookfield Asset Management (‘Brookfield’).

The price for the acquisition will be US$92.8 million, to be paid to Renova in cash on completion of the transaction, after certain conditions precedent have been met.

Also today, Renova and Terraform Global signed an agreement for the parties to terminate arbitration proceedings, upon compensation to Renova of US$15.0 million.

Renova believes that this is one more important step on its new strategic path, and confirms the commitment of its management and controlling stockholders to re-establishing Renova’s financial stability and guaranteeing its long-term sustainability.

Renova will keep the market informed on all developments related to this transaction. ”

Cemig will keep stockholders and the market timely and appropriately informed on this matter.

Belo Horizonte, May 29, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

9. MARKET ANNOUNCEMENT DATED MAY 17, 2017: REPLY TO CVM INQUIRY LETTER 200/2017/CVM/SEP/GEA-1

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Reply to CVM Inquiry Letter 200/2017/CVM/SEP/GEA-1, of May 16, 2017

Question asked by the Brazilian Securities Commission (CVM)

Rio de Janeiro, May 16, 2017

To Mr.

Adézio de Almeida Lima

Investor Relations Director

Companhia Energética de Minas Gerais – CEMIG

Av. Barbacena 1200 – 5th floor, B1 Wing, Santo Agostinho,

30190131 Belo Horizonte, MG

Tel: (31) 3506 5024

Fax: (31) 3506 5026

E-mail:ri@cemig.com.br

Subject: Request for information on news report.

Dear Sir,

1.	I request a statement by your company on the news item published by the news vehicle Reuters on May 16, 2017 under the headline:

“Cemig is close to selling the Santo Antônio plant and may reduce stake in Taesa”.

2.	Your statement should be given through the Empresas.net system, in the category: Market Announcement, under the sub-category: Responses to consultations by CVM/Bovespa; subject heading: Media News Reports; and should include a transcription of this letter.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

3.	We highlight that, under Article 3 of CVM Instruction 358/2002 it is the responsibility of the Chief Investor Relations Officer to disclose to and advise the CVM, and as the case may be, the stock exchange and/or any organized over-the-counter market on which securities issued by the company are traded, of any material event or fact which takes place or is related to its business, and to make best efforts for its immediate and wide dissemination, simultaneously to all the markets in which such securities are traded.

4.	Further, §1 of Article 4 of CVM Instruction 358/2002 specifies the obligation, also, to seek information from the managers and controlling stockholders of the company, and from all the other people who have access to material facts and events, to ascertain whether they have knowledge of information that ought to be published to the market.

5.	I warn you that the Company Relations Supervision Management, using its powers under law and based on Sub-item II of Article 9 of Law 6385/1976 and CVM Instruction 452/2007, has the power to apply a coercive fine of R$ 1,000 (one thousand Reais), without prejudice to other administrative sanctions, for any non-compliance with the requirement contained in this Official Letter within one business day from becoming aware of the content of this communication, which has been sent exclusively by e-mail.

Reply by CEMIG

Dear Ms. Nilza Maria Silva de Oliveira,

In response to Official Letter 200/2017/CVM/SEP/GEA-1 of May 16, 2017, we advise you that, as widely publicized in the market, Companhia Energética de Minas Gerais – Cemig (‘Cemig’ or ‘the Company’) does intend to sell some assets to reduce its leverage. On this subject, although the Company is studying and prospecting various alternatives, so far no contractual instrument has been entered into, even on a non-binding basis, in relation to the assets mentioned in the report referred to.

Cemig takes this opportunity of reiterating its commitment to opportune and timely disclosure of all and any facts that are of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002.

Belo Horizonte, May 17, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

10. MARKET ANNOUNCEMENT DATED MAY 15, 2017: RENOVA NEGOTIATING SALE OF INTEREST IN TERRAFORM GLOBAL

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Renova negotiating sale of interest in TerraForm Global

Cemig (Companhia Energética de Minas Gerais), a listed company with securities traded on the stock exchanges of São Paulo, New York and Madrid – in accordance with CVM Instruction 358 of January 3, 2002, as amended – hereby informs the Brazilian Securities Commission (CVM), the São Paulo Stock Exchange (BM&F Bovespa S.A.) and the market in general, as follows:

Cemig’s affiliated company Renova Energia S.A. (‘Renova’) is in negotiations for signature of a contract for sale of the shares that it owns in TerraForm Global to Brookfield Asset Management (‘Brookfield’). Below is the Market Announcement published by Renova today:

“	In view of reports published by the media on the possibility of a sale of its interest in TerraForm Global to Brookfield Asset Management (‘Brookfield’), Renova Energia S.A. (RNEW11) informs its stockholders and the market in general as follows:

Renova is in negotiations for signature of an agreement to sell the shares which it holds in TerraForm Global.

Renova also reports that until today’s date it has not received any notice from its controlling stockholders on the receipt of any offer for purchase of their interests in Renova, nor has it directly received any proposal for capitalization by third parties.

Renova reports that it is evaluating several options for reduction of debt and adaptation of its business plan, among which are sale of assets or entry of new partners into the company.

Renova reiterates its commitment to opportune and timely disclosure of all and any fact or event that is of interest to its stockholders, in accordance with Article 2 of CVM Instruction 358/2002. ”

Belo Horizonte, May 15, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

11. MARKET ANNOUNCEMENT DATED MAY 16, 2017: FILING OF 2016 20-F FORM WITH THE SEC

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

MARKET ANNOUNCEMENT

Filing of 2016 20-F Form with the SEC

As part of its commitment to best corporate governance practices, and in accordance with CVM Instruction 358 of January 3, 2002, Cemig (Companhia Energética de Minas Gerais), a listed company with equity securities traded on the stock exchanges of São Paulo, New York and Madrid, hereby informs the public as follows:

Today, May 16, 2017, Cemig has filed its 20-F Form for the year ended December 31, 2016 with the U.S. Securities and Exchange Commission (SEC) and with the Brazilian Securities Commission (CVM), in English. The version of the 2016 20-F Form translated into Portuguese will be filed shortly with the CVM and made available on the Company’s website.

The 2016 20-F Form in English can be accessed on the SEC site (www.sec.gov), or on the Investor Relations site of Cemig (http://ri.cemig.com.br).

Stockholders may receive a printed copy of the report including the financial statements for the year ended December 31, 2016, free of charge, on request made via our Investor Relations site (http://ri.cemig.com.br), in the section Informações Financeiras –Relatórios SEC.

For any further information on the 2016 20-F Form, please contact the Investor Relations Department, on +55 31 3506-5024 or by email on ri@cemig.com.br.

Belo Horizonte, May 16, 2017

Adézio de Almeida Lima

Chief Finance and Investor Relations Officer

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

12. SUMMARY OF PRINCIPAL DECISIONS OF THE 694TH MEETING OF THE BOARD OF DIRECTORS HELD ON MAY 22, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of May 22, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 694th meeting, held on May 22, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Contracting of Depositary Bank services for Depositary Receipts (DRs), and signature of mandate letter.

2.	Ratification of financial ratios specified in the Company’s by-laws being exceeded in 2016.

3.	Signature of amendments to service contracts with law offices; re-ratification of CRCA.

4.	Injection of funds into Guanhães Energia S.A. and increase in its share capital; orientation of vote in a meeting of the Board of Directors of Light S.A.

5.	Contracting of services of external auditors.

6.	Convocation of Extraordinary General Meeting of Stockholders to be held on June 27, 2017, at 11 a.m., to decide on ratification of financial ratios in the by-laws being exceeded in 2016.

7.	Changes in the composition of the Committees of the Board of Directors.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

13. PRESENTATION OF 1ST QUARTER OF 2017 RESULTS

CEMIG
RESULTS 1st Quarter 2017

Disclaimer CEMIG
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties that may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our management, in accordance with their experience and other factors such as the macroeconomic environment, and market conditions in the electricity sector; and on our expectations for future results, many of which are not under our control.
Important factors that could lead to significant differences between actual results and the projections about future events or results include our business strategy, Brazilian and international economic conditions, technology, our financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and energy markets, uncertainty on our results from future operations, plans and objectives, and other factors. Because of these and other factors, our real results may differ significantly from those indicated in or implied by such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of our professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by Cemig, please consult the section on Risk Factors included in the Reference Form filed with the Brazilian Securities Commission – CVM – and in the 20-F form filed with the U.S. Securities and Exchange Commission – SEC.
In this material, financial amounts are in R$ million (R$ mn) unless otherwise stated.
Financial data reflect the adoption of IFRS.
he adoption of IFRS.

1Q17 Results



Net revenue
8.1%
4,454
4,813
1Q16
1Q17



Ebitda
70.5%
645
1,100
1Q16
1Q17



Net profit
5
343
1Q16
1Q17

- Strong positive impact on revenue from Spot Market Price[1]
  - Average spot price in 1Q17 – R$ 151.67
  - Average spot price in 1Q16 – R$ 34.69
- Better equity method gain
  - R$30 million in 1Q17
  - - R$58 million in 1Q16
- PMSO expenses lower, mainly on lower expenses on personnel
- Lower updating on loans and post-employment obligations, due to lower IPCA index

1 – Spot Price – Average values for Southeast and Center-West Regions. 2 – IPCA – Expanded National Consumer Price Index.

3

Consolidated net revenue CEMIG
Volume sold – GWh
8.1%
4,454 4,813
1Q16 1Q17
–0.1%
13,284 47 585 224 75 22 197 13,264
1Q16
Residential Industrial Commercial Rural Others Wholesale 1Q17
Greater exposure of supply available to spot market – at Spot Price(1)
Average GSF (Generation Scaling Factor) - in 1Q17 – 1.10
Average GSF (Generation Scaling Factor) in 1Q16 – 0.88
Revenue from TUSD 13.2% higher, YoY
Updating of transmission indemnity balance receivable – by IPCA index(2)
Negative effect of CVA, and Other financial components in tariff increases:In 1Q17, component was R$ 303 million negative. (In 1Q16, R$ 132 mn negative.)
1 - Spot Price – Average values for Southeast and Center-West Regions. 2 – IPCA – Expanded National Consumer Price Index

Operational expenses CEMIG
Personnel expenses
7.79% lower YoY – reflecting reduction in headcount:
7,093 employees in 1Q17, vs. 7,786 in 1Q16
New voluntary retirement program (PDVP) – first retirement May 2017:
– expected to save R$ 175 million from 2008 on.
Provisions for losses on investments Parati – balance of provision is R$ 1.166 billion; R$ 16 million added in 1Q17
SAAG – provision is R$ 243 million; R$ 47 million added in 1Q17
–0.1%
3,949 3,944
1Q16 1Q17
Change in consolidated operational expenses, 1Q16–1Q17
-32 19 19 1 162 2 -43 -52 -15 -34 -32
Personnel Profit shares Post-retirement Outsourced services Power purchased Depreciation and amortization Provisions National Grid Gasbought for resale Construction Costs Other

Cemig consolidated: debt profile CEMIG
Maturities timetable – Average tenor: 2.6 years
Total net debt: R$ 13.0 billion
4,335 3,885 1,835 1,801,1,597 572 227 476
2017 2018 2019 2020 2021 2022 2023 After 2023
Each 1 p.p. cut in Selic rate estimated to cut total debt cost by R$ 125mn
Selic expected at end-2017: 8.5% (Central Bank Focus Report May 12, 2017)
Cost of debt – %
11.74 14.28 15.13 15.67 15.82 15.89 15.95 5.03 3.74 5.58 5.33 6.90 8.40 8.29
2014 2015 Mar-16 Jun-16 Sep-16 2016 Mar-17
Real Nominal
Main indexors
2% 26% 72% CDI IPCA Other
Leverage – %
2.40 4.39 5.26 4.53 4.98 4.21
Net debtEbitda
47.4 50.5 48.4 48.9 50.4 49.5
2015 mar-16 jun-16 set-16 2016 mar-17
Net Debt Stockholders’ equity + Net debt

Cemig GT – 1Q17 results


Net revenue
Ebitda
Net profit
19.5%
1,401
1,674
1Q16
1T17
93.7%
315
610
1Q16
1Q17
-61
185
1Q16
1Q17

- Greater exposure of supply available to Spot Market – at Spot Price [1]
- Better equity method gain
  - - R$25 million in 1Q17
  - - R$58 million in 1Q16
- Updating of transmission indemnity balance receivable, by IPCA index [2]
- Transmission revenue 26.6% higher YoY due to annual increase in RAP [3] in July 2016 and refurbishment and improvements

1 - Spot Price – Average values for Southeast and Center-West Regions. 2 – IPCA – Expanded National Consumer Price Index. 3 – RAP - Permitted Annual Revenue.

7

Cemig GT – debt profile CEMIG
Maturities timetable – Average tenor: 2.4 years
Total net debt: R$ 7.6 billion
2,816 2,068 881 1,052 1,037 328 8 20
2017 2018 2019 2020 2021 2022 2023 After 2023
Restrictive covenants: for details see Note 18 (Loans, financings and debentures).
Cost of debt – %
12.11 14.41 14.77 15.15 15.41 16.03 16.11 5.37 3.66 5.05 5.22 6.64 8.59 8.46
2014 2015 Mar-16 Jun-16 Sep-16 2016 Mar-2017
Real Nominal
Main indexors
1% 15% 84% CDI IPCA Other
Leverage – %
1.30 2.97 3.26 3.13 5.60 4.51 54.1 60.8 58.6 60.2 62.9 60.9
2015 Mar-16 Jun-16 Sep-16 2016 Mar-17
Net debtEbitda
Net Debt Stockholders’ equity + Net debt

Cemig D – 1Q17 results CEMIG
Net revenue Ebitda Net profit
2.9% 2.691 2.768 37.4% 238 327 -27 49
1Q16 1Q17 1Q16 1Q17 1Q16 1Q17
Cemig D concession´s area:
Distributed energy: 0.7% increase
Captive Market: 2.3% decrease
Transported energy: 5.5% increase
Increase in Revenue from use of the network in 12.1%
Expenses on personnel down 11.9% YoY – on 2016 voluntary retirement plan
Lower expense on provision for default

Cemig D – Debt profile CEMIG
Maturities timetable – Average tenor: 3.2 years
Total net debt: R$ 5.4 billion
1,448 1,668 930 725 497 220 219 456
2017 2018 2019 2019 2020 2021 2022 2023 After 2023
Cost of debt – %
11.47 14.31 15.68 16.45 16.46 15.87 15.95 4.79 4.01 6.04 5.55 7.12 8.06 8.04
2014 2015 mar/16 Jun-16 Sep-16 2016 mar/17
Real Nominal
Main indexors
1% 42% 57% CDI IPCA Other
Leverage – %
6.10 5.58 6.17 6.59 12.55 10.39 70.4 66.5 65.4 65.6 66.2 0
2015 Mar-16 Jun-16 Sep-16 2016 Mar-17
VALOR
Net debt
Ebitda
Net Debt
Stockholders’ equity + Net debt

Cash flow CEMIG
From operations R$528
995 343 209 303 327
Financing –R$ 517
517
Investment–R$ 164
192 162 194 842 868 1,710
Initial cash 2016 profit Provisions CVA+Other components Other Loans, and debentures dividends cash investments Investments Other Final cash Securities Total cash+cash equivalents

12 CEMIG
Investor Relations
Tel: +55 (31) 3506-5024 Fax: +55 (31) 3506-5025 ri@cemig.com.br http://ri.cemig.com.br
CEMIG CMIG3 NIVEL 1 CMIG4 NIVEL 1 CIG NYSE CIG NYSE LATIBEX XCMIG CORPORATE SUSTAINABILITY INDEX ISE 2017 DOW JONES SUSTAINABILITY INDICES CDP

14. XXII ANNUAL MEETING WITH CAPITAL MARKETS – GUIDANCE

1
XXII
Annual Meeting
with Capital Markets
Guidance
Executive responsible: Eduardo Henrique Campolina Franco
CEMIG

2
XXII
Annual Meeting
with Capital Markets
Certain statements and estimates in this material may represent expectations about future events or results, which are subject to risks and uncertainties, which may be known or unknown. There is no guarantee that the events or results will take place as referred to in these expectations.
These expectations are based on the present assumptions and analyses from the point of view of our Senior Management, in accordance with their experience, and also on factors, such as the macroeconomic environment, market conditions in the electricity sector, and expected future results, many of which are not under Cemig’s control.
Important factors that can lead to significant differences between actual results and the projections about future events or results include alterations that may be considered necessary in Cemig’s business strategy, Brazilian and international economic conditions, technology, Cemig’s financial strategy, changes in the electricity sector, hydrological conditions, conditions in the financial and electricity markets, uncertainty on our results from future operations, plans, and objectives, and other factors. Because of these and other factors, the real results of Cemig may differ significantly from those indicated in or implied in such statements.
The information and opinions herein should not be understood as a recommendation to potential investors, and no investment decision should be based on the veracity, currentness or completeness of this information or these opinions. None of Cemig’s professionals nor any of their related parties or representatives shall have any liability for any losses that may result from the use of the content of this presentation.
To evaluate the risks and uncertainties as they relate to Cemig, and to obtain additional information about factors that could give rise to different results from those estimated by the Company, we recommend consulting the section Risk Factors included in the Reference Form filed with the Brazilian Securities Commission (CVM) and in the 20-F Form filed with the U.S. Securities and Exchange Commission (SEC).
CEMIG

3
XXII
Annual Meeting
with Capital Markets
Main assumptions
CEMIG

4
XXII
Annual Meeting
with Capital Markets
Cemig: Financial projections for 2017–2021
The forecasts in this guidance are ‘inertial’. That is to say: they do not take into account of any changes that may occur in the future in the portfolio of assets owned by the holding company.
Both in the inertial scenario and also in the other planning scenarios, Cemig adopts as basic premises: (i) recovery of the market, and (ii) the quest to ensure the company’s sustainability.
Cemig will reduce debt, increase productivity, and review its portfolio of equity interests, focusing on its core business, and prioritizing companies in which it holds the control.
CEMIG

5
XXII
Annual Meeting
with Capital Markets
To meet challenges, Cemig is working on the following fronts:
Adapt and develop the Profit Sharing system, to align it with market practices.
Implement the Voluntary Retirement Plan (PDV): In the last 2 years alone more than 1500 employees – approximately 20% of the company’s employees – have adhered.
Initiatives to reduce PMSO* expenses and reduce default.
Strategic management of supplies.
Trading strategy to maximize profits.
Proactive management of the debt.
The effects of these initiatives are projected in this Guidance for 2017–2021.
CEMIG

6
XXII
Annual Meeting
with Capital Markets
CEMIG D – Distribution
CEMIG

7
XXII
Annual Meeting
with Capital Markets
Regulatory assumptions
2017 annual tariff adjustment
Average adjustment –10.66%, in effect May 28, 2017 – May 27, 2018
Reduction in expense related to sector charges
Higher transportation costs (brought forward with tariff coverage)
2018 Tariff Review to incorporate value into Portion B
– with recovery of Distributor’s margin
Remuneration of ‘Special Obligations’
New formula for the calculation of annual components
Less lag between Portion A expense and coverage
Coverage by the tariff to adhere more closely to cost in the new cycle
CEMIG

8
XXII
Annual Meeting
with Capital Markets
Assumption that market will grow 2.2% p.a. from 2017–2021
Source: Cemig.
The market – TWh
Supply Transport
26 18 27 19 28 19 28 19 29 20
2017 2018 2019 2020 2021
Projected market growth
5.06% 2.73% 2.50% 2.62% 2.55%
0.59% 2.14% 1.61% 1.80% 0.99% 2.39% 2.48% 2.13% 2.29% 1.92%
Supply Transport Total market
CEMIG

9
XXII
Annual Meeting
with Capital Markets
Increase in productivity: Opex vs. number of clients
Reduction:~ 20% over 2015-21
2017
constant
currency
347 383 334 297 286 281 276
R$ per client 2017 Constant currency
2015 2016 2017 2018 2019 2020 2021
Number of consumers
2015 2016 2017 2018 2019 2020 2021
8,078 8,259 8,493 8,687 8,882 9,076 9,271
Source: Cemig.
CEMIG

10
XXII
Annual Meeting
with Capital Markets
Gradual reduction in default by Distribution clients
Provision
4Q16
R$ 103 mn
Provision 1Q17
R$ 66 mn -36%
396,041 142,059 190,000 86,083 203,984 78,636 81,602
2015 2016 2017 2018 2019 2020 2021
Source: Cemig.
Constant June 2017 R$ ‘000
CEMIG

11
XXII
Annual Meeting
with Capital Markets
Investments: over 5 years, in line with regulatory demands
Constant Jun 2017 R$ mn
Multi-year planning 2017 2018 2019 2020 2021 TOTAL
Electricity system
Infrastucture / Other
Subtotal
Client funds
Total
967 837 855 855 855 4,371
134 88 89 71 56 439
1.101 926 944 927 911 4,809
231 222 222 222 222 1.118
1,332 1,147 1,166 1,149 1,133 5,927
Source: Cemig.
CEMIG

12
XXII
Annual Meeting
with Capital Markets
Ebitda band: R$ mn
1,427 1,223 1,734 1,486
2,000 1,800
1,600
1,400
1,200
1,000
800
600
400
200
2017 2018
Upperlimit 1,427 1,734
Lowerlimit 1,223 1,486
2017 2018
Source: Cemig.
In 2017 constant currency
CEMIG

13
XXII
Annual Meeting
with Capital Markets
Gradual reduction in Net debt / Ebitda of Cemig D
– Reflects:
– Productivity increase,
– Cost reduction, and
– Improvement in conditions required in the new regulatory cycle
Ebitda in 2016 was atypical –
less than 1/3 of historic average
Net debt / Ebitda
12.7 < 5.0 < 3.0 13
2016 2017 2018 2019 2020 2021
Source: Cemig.
Ebitda in 1Q17 was 37.4% higher than in 1Q16
CEMIG

14
XXII
Annual Meeting
with Capital Markets
CEMIG GT – Generation and Transmission
CEMIG

15
XXII
Annual Meeting
with Capital Markets
Main assumptions
- Free Market to remain as at present (2017-2021)
- Jaguara, São Simão, Miranda and Volta Grande plants to operate under quota regime until December 2017
- Excludes indemnization of 4 plants above
- Excludes indemnization of 14 plants from ‘Lot D’
- Excludes asset sale
CEMIG

16
XXII
Annual Meeting
with Capital Markets
Main assumptions for generation revenue
Size of market
TWh
30 30 30 28 30 29
2016 2017 2018 2019 2020 2021
Average price In 2017 constant currency
0.87 0.85 0.91 0.93 0.97 1.02
2016 2017 2018 2019 2020 2021
Average price
(Constant currency) GSF
Source: Cemig.
CEMIG

17
XXII
Annual Meeting
with Capital Markets
Capex generation reflects maintaining existing plants
Capex transmission reflects investments to strengthen and improve assets
Constant Jun 2017 R$ mn Multi-year planning
2017 2018 2019 2020 2021 TOTAL
Generation (operation and maintenance)
48 113 131 50 34 376
Injections of cash
490 146 132 0 0 769
Aliança Norte
89 4 - - - 93
Amazônia
144 4 - - - 148
Guanhaes
127 30 - - - 157
Itaocara
59 108 132 - - - 299
Renova
72 - - - - 72
Transmission (improvements) *
53 171 207 199 207 838
Total 592 430 470 250 241 1,984
Source: Cemig.
* Among the 5-year improvement program, we will focus on maintenance and continuity of the transmission service and strengthen transmission grid – these projects authorized by Aneel to increase transmission capacity, and/or reliability or useful life of the assets.
CEMIG

18
XXII
Annual Meeting
with Capital Markets
Ebitda band: R$ mn
In 2017
constant
R$ mn
3,000 2,500 2,000 1,500 1,000 500
2017 2018
Upper limit 2,277 2,351
Lower limit 1,951 2,015 2017 2018
2017 2018
2,277 2,351
1,951 2,015
Source: Cemig.
CEMIG

19
XXII
Annual Meeting
with Capital Markets
Even in the inertial scenario, we expect Net debt / Ebitda to improve, and meet the legal required level in 2020
Net debt / Ebitda
5.6 < 4.0 < 2.0 1.3
*3.3
(Adjusted
Ebitda)
2015 2016 2017 2018 2019 2020 2021
Source: Cemig.
* Excludes effect of the adjustment for loss of value in Investments – Renova.
CEMIG

20
XXII
Annual Meeting
with Capital Markets
Cemig – Holding Company
CEMIG

21
XXII
Annual Meeting
with Capital Markets
Investments
Constant Jun 2017 R$ mn Multi-year planning
2017 2018 2019 2020 2021 TOTAL
Cash injections (Cemig Telecom) 50 - - - - 50
Other 3 - - - - 4
Total 53 - - - - 54
Source: CEMIG
The capital injections by the holding company are for the telecommunications business.
CEMIG

22
XXII
Annual Meeting
with Capital Markets
Ebitda projections (R$ mn)
Ebitda band, 2017–21
4,491 4,784 4,986 5,542 5,780 4,042 4,305 4,484 4,985 5,200
2017 2018 2019 2020 2021
Net debt / Ebitda
4.99 < 3.5 < 2.0
*3.52
(Adjusted
Ebitda)
2016 2017 2018 2019 2020 2021
Ebitda breakdown
18% 20% 25% 23% 28% 52% 45% 35% 39% 35% 30% 35% 40% 37% 37%
2017 2018 2019 2020 2021
Equity holdings Cemig GT Cemig D
Source: Cemig.
* Excludes effect of the adjustment for loss of value in Investments – Renova.
CEMIG

23
XXII
Annual Meeting
with Capital Markets
Investor relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br
CEMIG CMIG3 NIVEL 1 CMIG4 NIVEL 1 CIG NYSE CIG NYSE LATIBEX XCMIG CORPORATE SUSTAINABILITY INDEX ISE 2017 DOW JONES SUSTAINABILITY INDICES CDP
CEMIG

15. XXII ANNUAL MEETING WITH CAPITAL MARKETS – SUPPLY AND DEMAND BALANCE CEMIG GT AND THE GRID

1
XXII
Annual Meeting
with Capital Markets
Supply and demand balance Cemig GT and the Grid
Executive responsible: Marcus Vinícius de Castro Lobato
CEMIG

2
XXII
Annual Meeting
with Capital Markets
Brazilian National Grid: projections, 2016-20 – at May 2016
Average MW 2
90,000
80,000
70,000
60,000
50,000
40,000
30,000
20,000
10,000
-
2016 2017 2018 2019 2020
Surplus % 18.9% 18.6% 18.3% 16.2% 15.3%
Surplus 12,137 12,504 12,744 11,708 11,695
Reserve 1,911 1,819 2,356 2,550 2,642
Thermal 16,333 16,900 16,923 17,062 20,726
Wind/Bio 5,635 5,582 6,587 7,912 7,968
Hydro 54,260 57,132 58,875 59,222 59,338
Market 64,091 67,110 69,641 72,487 76,337
Source: PMO (Monthly Operation Program), May 2016 (1st four-month review, 2016).
Analysis by Cemig assuming GDP growth of 1.36% p.a. in 2016-2020.
In the first year, the information corresponds to the period May to December.
CEMIG

3
XXII
Annual Meeting
with Capital Markets
Brazilian National Grid: projections, 2017-21 – May 2017
Average MW 3
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2016 2017 2018 2019 2020 2021
Surplus % 18.4% 14.8% 14.0% 14.2% 9.7%
Surplus 12,208 10,324 10,071 10,592 7,583
Reserve 2,293 2,483 3,012 3,152 3,157
Thermal 15,776 15,711 16,344 18,992 19,010
Wind/Bio 6,288 6,077 6,876 7,244 7,463
Hydro 56,541 58,304 58,870 58,998 59,087
Market 66,397 69,767 72,019 74,643 77,978
Source: PMO (Monthly Operation Program), May 2017, after first four-month review of 2017.
Assuming GDP growth of 2.0% in 2016-2021.
CEMIG

4
XXII
Annual Meeting
with Capital Markets
Brazilian National Grid: projections, 2017-21 – May 2017
Average MW 4
90000
80000
70000
60000
50000
40000
30000
20000
10000
0
2016 2017 2018 2019 2020 2021
Surplus % 18.4% 13.1% 12.3% 12.6% 8.2%
Surplus 12,208 9,132 8,879 9,400 6,390
Reserve 2,293 2,483 3,012 3,152 3,157
Thermal 15,776 15,711 16,344 18,992 19,010
Wind/Bio 6,288 6,077 6,876 7,244 7,463
Hydro 56,541 57,112 57,678 57,806 57,895
Market 66,397 69,767 72,019 74,643 77,978
Source: PMO (Monthly Operation Program), May 2017, after first four-month review of 2017.
Assuming GDP growth of 2.0% in 2016-2021.
CEMIG

5
XXII
Annual Meeting
with Capital Markets
Cemig GT: Supply and demand
Figures presented at 21st Apimec Meeting, May 24, 2016
Excess accounted in the spot market in 2015
Probable renewals
MW average
5,500
5,000
4,500
4,000 803 308 221 9 530 211 773 248 1313 58 1767 638 1830 784 2357 1204 2421 1271
3,500 2,422 2,951 3,043 2,814 2,425 2,095 1,537 1,384 744 666
3,000 525 434 425 425 425 225 25 25 237 237
2,500 527 291 291 291 253 253 253 253 253 253
2,000
1,500
1,000
500
0
2015 2016 2017 2018 2019 2020 2021 2022 2023 2024
Regulated Market sales (distribution companies)
Free Market sales (Free Consumers and Traders)
Excess, secondary supply
Deficit
Own generation
Intermediation
Available for trading – base
Renewals
Own generation*
(*) Assumes exclusion of the hydroelectric plants, which first or second concession periods expire in coming years;
and availability to Free Market of supply from SPCs of Cemig GT.
CEMIG

6
XXII
Annual Meeting
with Capital Markets
Cemig GT: Supply and demand
Excess accounted in the spot market in 2016
Probable renewals
MW average
5,500
5,000
4,500
4,000 260 297 1 82 61 313 273 873 50 1431 591 1673 863 2049 1301 1922 1314 2129 873 1926 472
3,500 3,146 3,088 2,951 2,735 2,366 1,731 1,422 764 641 641 624
3,000 434 425 425 225 25 25 237 237 237 237 237
2,500 291 291 291 253 253 253 253 253 253 253 253
2,000
1,500
1,000
500
0
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Regulated Market sales (distribution companies)
Free Market sales (Free Consumers and Traders)
Excess, secondary supply
Deficit
Own generation
Intermediation
Available for trading – base
Renewals
Own generation*
(*) Assumes exclusion of the hydroelectric plants, which first or second concession periods expire in coming years;
and availability to Free Market of supply from SPCs of Cemig GT.
CEMIG

7
XXII
Annual Meeting
with Capital Markets
Cemig GT: Supply and demand
Annual Meeting
with Capital Markets
Excess accounted in the spot market in 2016
Probable renewals
MW average
5,500
5,000
4,500
4,000 260 297 1 82 61 313 273 873 50 1431 591 1673 863 2049 1301 1922 1314 2129 873 1926 472
3,500 3,146 3,088 2,951 2,735 2,366 1,731 1,422 764 641 641 624
3,000
2,500 291 291 291 253 253 253 253 253 253 253 253
2,000
1,500
1,000
500
0
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Regulated Market sales (distribution companies)
Free Market sales (Free Consumers and Traders)
Excess, secondary supply
Deficit
Own generation
Intermediation
Available for trading – base
Renewals
Own generation*
(*) Assumes exclusion of the hydroelectric plants, which first or second concession periods expire in coming years;
and availability to Free Market of supply from SPCs of Cemig GT.
CEMIG

8
XXII
Annual Meeting
with Capital Markets
Cemig GT: Supply and demand
Annual Meeting
with Capital Markets
Excess accounted in the spot market in 2016
Probable renewals
MW average
5,500
5,000
4,500
4,000 260 295 1 82 63 313 275 873 48 1431 589 1673 861 2049 1300 1922 1312 2129 872 1926 470
3,500 3,146 3,088 2,951 2,735 2,366 1,731 1,422 764 641 641 624
3,000 420 294 294 294 294 294 294 294 294 294 294
2,500 291 291 291 253 253 253 253 253 253 253 253
2,000
1,500
1,000
500
0
2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
Regulated Market sales (distribution companies)
Free Market sales (Free Consumers and Traders)
Excess, secondary supply
Deficit
Own generation
Regulated market sales of SPCs (distributors)
Available for trading – base
Renewals
Own generation*
(*) Assumes exclusion of the hydroelectric plants, which first or second concession periods expire in coming years;
and availability to Free Market of supply from SPCs of Cemig GT.
CEMIG

9
XXII
Annual Meeting
with Capital Markets
Investor Relations
Tel: +55 (31) 3506-5024
Fax: +55 (31) 3506-5025
ri@cemig.com.br
http://ri.cemig.com.br/
CEMIG CMIG3 NIVEL 1 CMIG4 NIVEL 1 CIG NYSE CIG NYSE LATIBEX XCMIG CORPORATE SUSTAINABILITY INDEX ISE 2017 DOW JONES SUSTAINABILITY INDICES CDP
CEMIG

10
XXII
Annual Meeting
with Capital Markets
Cemig GT: Supply and demand
Own generation
Supply from the SPCs
Purchased
Total supply
Sales: Free Market
Sales: Regulated Market
Total demand:
Balance available
2017 2018 2019 2020 2021 2022 2023 2024 2025 2026
1,047 1,013 1,013 1,013 1,012 1,010 1,010 1,010 675 256
418 418 418 418 418 418 418 418 418 418
2,501 2,022 1,562 1,514 1,426 1,390 1,171 1,061 955 955
3,966 3,453 2,993 2,944 2,856 2,818 2,599, 2,488 2,048 1,629
3,088 2,951 2,735 2,366 1,731 1,422 764 641 641 624
585 585 547 547 547 547 547 547 547 547
3,673 3,536 3,282 2,913 2,278 1,969 1,311 1,188 1,188 1,171
295 -63 -275 48 589 861 1,300 1,312 872 470
Position on May 16, 2017
CEMIG

16. SUMMARY OF DECISIONS OF THE 695TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 9, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 9, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 695th meeting, held on June 9, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Extension of the maturity of Cemig GT’s 7th issue of promissory Notes, and of the period of the surety guarantee given by Cemig for this issue.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

17. SUMMARY OF DECISIONS OF THE 696TH MEETING OF THE BOARD OF DIRECTORS HELD ON JUNE 9, 2017

COMPANHIA ENERGÉTICA DE MINAS GERAIS – CEMIG

LISTED COMPANY – CNPJ 17.155.730/0001-64 – NIRE 31300040127

BOARD OF DIRECTORS

Meeting of June 9, 2017

SUMMARY OF PRINCIPAL DECISIONS

At its 696th meeting, held on June 9, 2017, the Board of Directors of Cemig (Companhia Energética de Minas Gerais) decided the following:

1.	Acquisition of preferred shares in:

–	Rio Minas Energia Participações S.A. (‘RME’) and

–	Luce Empreendimentos e Participações S.A. (Lepsa).

•	Signature of an amendment to the stockholders’ agreements, and orientation of votes at Extraordinary General Meetings of Stockholders, of these companies.

2.	Increase in the share capital of, and injection of capital into, Guanhães Energia S.A.

•	Orientation of vote in a meeting of the Board of Directors of Light S.A.

3.	2017 PDVP Programmed Voluntary Retirement Plan.

•	Re-ratification of Board Spending Decision (CRCA).

•	Additional budget allocation.

4.	Changes in composition of the Executive Board:

•	Mr. Raul Lycurgo Leite no longer to be Chief Counsel.

•	Election as Chief Counsel, to complete the period of office from 2015 to 2018, of Mr. Luciano de Araujo Ferraz, with start date July 1, 2017, able to be postponed by further decision of this Board.

The Executive Board is now constituted as follows:

Chief Executive Officer, and interim Deputy CEO:	Bernardo Afonso Salomão de Alvarenga;
Chief Trading Officer:	Dimas Costa;
Chief Business Development Officer:	César Vaz de Melo Fernandes;
Chief Distribution and Sales Officer:	Luís Fernando Paroli Santos;
Chief Finance and Investor Relations Officer:	Adézio de Almeida Lima;
Chief Generation and Transmission Officer:	Franklin Moreira Gonçalves;
Chief Corporate Management Officer:	José de Araújo Lins Neto;
Chief Counsel:	Luciano de Araújo Ferraz;
Chief Officer for Human Relations and Resources:	Maura Galuppo Botelho Martins;
Chief Institutional Relations and Communication Officer:	Luís Fernando Paroli Santos[1].
[1]	On interim basis while also serving as Chief Distribution and Sales Officer.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.

5.	Appointment of Mr. Raul Lycurgo Leite as Chief Legal and Regulatory Officer of Transmissora Aliança de Energia Elétrica S.A. (‘Taesa’), with start date July 1, 2017, able to be postponed by further decision of this Board.

Av. Barbacena 1200	Santo Agostinho	30190-131 Belo Horizonte, MG	Brazil	Tel.: +55 31 3506-5024	Fax +55 31 3506-5025
This text is a translation, provided for information only. The original text in Portuguese is the legally valid version.